Exhibit 99.1

ATA CREATIVITY GLOBAL

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: AACG)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “Meeting”) of ATA Creativity Global (the “Company”) will be held virtually as an electronic meeting on June 5, 2026, at 2:00 P.M., Beijing time, or any adjournment or postponement thereof, for the purpose of considering and, if thought fit, passing (with or without amendments) the following separate resolutions. The Company will hold the extraordinary general meeting in a virtual only format, which will be conducted via live webcast and teleconference, and shareholders will not be able to attend the meeting physically.

1.	to approve, as an ordinary resolution, the sale of Company’s direct and indirect subsidiaries, consisting of (i) ATA Testing Authority (Holdings) Limited (“ATA BVI”), together with all of its subsidiaries and variable interest entity, and (ii) a 69.0417% equity interest in Beijing Huanqiuyimeng Education Consultation Corp. “Huanqiuyimeng”) together with all its subsidiaries, held by ACG International Group Limited (“ACGIGL”), a wholly owned subsidiary of the Company, pursuant to a share purchase agreement dated May 6, 2026, by and among the Company, ACGIGL (together with the Company, the “Sellers”), ATA BVI, and Huanqiuyimeng (together with ATA BVI, the “Targets”), and Robox Holding Limited, a British Virgin Islands company with limited liability (the “Buyer”), (the “Disposition Agreement”, attached hereto as Annex A, and the transaction contemplated therein, the “Disposition”), where the Sellers will sell all of their equity interests in the Targets to the Buyer in exchange for nominal cash consideration of RMB1 (the “Consideration”) (the “Disposition Proposal”).
2.	to approve, as an ordinary resolution, the consummation of a private placement transaction between the Company and a certain investor, as contemplated by a certain subscription agreement (the “Subscription Agreement”, the transaction contemplated therein, the “PIPE”) dated May 6, 2026, attached hereto as Annex C, pursuant to which the Company will issue and sell an aggregate of 45,306,792 common shares of the Company, par value US$0.01 per share, at the per share price of US$21,145,961 (the “Shares”) (the “PIPE Proposal”).
3.

(A) to approve, as an ordinary resolution, the re-election of Haoyu Wang to serve as class C director of the Company; and

(B) to approve, as an ordinary resolution, the re-election of Zhiping Feng to serve as class C director of the Company ((A) and (B) together, the “Re-Election of Directors” or the “Re-Election of Directors Proposal”).

4.	to ratify, as an ordinary resolution, the adoption of the Company’s third amended and restated 2008 Employee Share Incentive Plan, attached hereto as Annex E, as approved by the Board of Directors on April 8, 2026 (the “Incentive Plan” or the “Incentive Plan Proposal”).

The Board of Directors has fixed the close of business on May 6, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The notice of the Meeting, this proxy statement, and the proxy card will be first sent or made available to shareholders on or about May 11, 2026, and are also available through our website at http://www.atai.net.cn.

The Meeting will be held as a virtual meeting, and shareholders may attend and participate in the Meeting by means of electronic facilities. To access the Meeting, shareholders should use the following details:

International Access
U.S. and Canada (Toll-Free):	+1 (877) 704-4209
International (Toll):	+1 (201) 689-8024

Local Access
Mainland China:	(400) 120 2841
Hong Kong:	(800) 966 842

or via live webcast at: https://event.choruscall.com/mediaframe/webcast.html?webcastid=CJjch3Jn.

To access the virtual meeting by phone or webcast, each participant must provide their name and the following passcode: 13760497#. Participants who attempt to access the meeting without this information will not be admitted.

Shareholders attending electronically will be able to listen to the proceedings, communicate and submit questions, and vote in real time during the Meeting. Any shareholder or any proxy attending and participating by means of such electronic facilities is deemed to be present at and would be counted in the quorum of the Meeting.

We cordially invite all shareholders to attend the Meeting. A shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the Meeting yourself, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the Meeting. If you send in your proxy card and then decide to attend the Meeting to vote your shares yourself, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The proxy should be delivered to the attention of Ruobai Sima, CFO, ATA Creativity Global, 16F, Building E, Gongyuan Xijie No.6, Dongcheng District, Beijing 100005, People’s Republic of China, and arrive no later than 48 hours prior to the meeting. Citibank, N.A., as depositary of our American depositary shares (ADSs), has advised us that it intends to mail to all holders of ADSs a Voting Instruction Card, which will provide relevant instructions and deadlines for appointing a proxy to vote common shares represented by ADSs at the Meeting. Holders of ADSs may not vote itself at the Meeting.

By Order of the Board of Directors,

/s/ Kevin Xiaofeng Ma
Kevin Xiaofeng Ma
Executive Chairman of the Board and Chief Executive Officer

May 6, 2026

ATA CREATIVITY GLOBAL

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

June 5, 2026

2:00 P.M., Beijing Time

NOTICE TO SHAREHOLDERS

The board of directors (the “Board”) of ATA Creativity Global (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held virtually on June 5, 2026, at 2:00 P.M., Beijing time, or any adjournment or postponement thereof. The Company will hold the Meeting in a virtual only format, which will be conducted via live webcast and teleconference, and shareholders will not be able to attend the meeting physically.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time at least 2 hours before the Meeting, any adjourned meeting or postponed meeting by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold common shares on the record date, by attending the meeting and voting yourself. A written notice of revocation must be delivered to the attention of Ruobai Sima, CFO, ATA Creativity Global at 16F, Building E, Gongyuan Xijie No.6, Dongcheng District, Beijing 100005, if you hold our common shares, or to Citibank N.A. if you hold American Depositary Shares (“ADSs”) representing our common shares.

RECORD DATE, SHARE OWNERSHIP, AND QUORUM

Shareholders of record at the close of business on May 6, 2026 (the “Record Date”) are entitled to vote at the Meeting. Our common shares underlying ADSs are included for purposes of this determination. As of the Record Date, 87,001,860 of our common shares, par value US$0.01 per share (the “Common Shares”), were issued and outstanding, approximately 53,135,992 of which were represented by ADSs (with each ADS representing two common shares). Two (2) shareholders entitled to vote and present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy that represent not less than one-third in nominal value of our total issued voting shares shall form a quorum for all purposes.

VOTING AND SOLICITATION

Holders of common shares outstanding on the record date are entitled to one vote for each fully paid common share held. At the Meeting every common shareholder present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy, may vote for the fully paid common shares held by such common shareholder. A resolution put to the vote of the Meeting will be decided by way of a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Meeting.

VOTING BY HOLDERS OF COMMON SHARES

When proxies are properly dated, executed and returned by holders of common shares, the common shares they represent will be voted at the Meeting in accordance with the instructions of the shareholder. If no specific instructions are given in a proxy that is properly dated, executed and returned by a holder of common shares, the common shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Meeting. Abstentions by holders of common shares are included in the determination of the number of common shares present but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

VOTING BY HOLDERS OF AMERICAN DEPOSITARY SHARES

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of Meeting and an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, insofar as practicable, to vote or cause to be voted the amount of common shares represented by such ADSs in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the common shares represented by the ADSs, only Citibank, N.A. may vote those common shares at the Meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the common shares underlying your ADSs are not able to be voted at the Meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction Card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction Card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed the depositary to give a discretionary proxy to a person designated by the Company.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.	to approve, as an ordinary resolution, the sale of Company’s direct and indirect subsidiaries, consisting of (i) ATA Testing Authority (Holdings) Limited (“ATA BVI”), together with all of its subsidiaries and variable interest entity, and (ii) a 69.0417% equity interest in Beijing Huanqiuyimeng Education Consultation Corp. “Huanqiuyimeng”) together with all of its subsidiaries, held by ACG International Group Limited (“ACGIGL”), a wholly owned subsidiary of the Company, pursuant to a share purchase agreement dated May 6, 2026, by and among the Company, ACGIGL (together with the Company, the “Sellers”), ATA BVI, and Huanqiuyimeng (together with ATA BVI, the “Targets”), and Robox Holding Limited, a British Virgin Islands company with limited liability (the “Buyer”), (the “Disposition Agreement”, attached hereto as Annex A, and the transaction contemplated therein, the “Disposition”), where the Sellers will sell all of their equity interests in the Targets to the Buyer in exchange for nominal cash consideration of RMB1 (the “Consideration”) (the “Disposition Proposal”).
2.	to approve, as an ordinary resolution, the consummation of a private placement transaction between the Company and a certain investor, as contemplated by a certain subscription agreement (the “Subscription Agreement”, the transaction contemplated therein, the “PIPE”) dated May 6, 2026, attached hereto as Annex C, pursuant to which the Company will issue and sell an aggregate of 45,306,792 common shares of the Company, par value US$0.01 per share, at the per share price of US$21,145,961 (the “Shares”) (the “PIPE Proposal”).
3.

(A) to approve, as an ordinary resolution, the re-election of Haoyu Wang to serve as class C director of the Company; and

(B) to approve, as an ordinary resolution, the re-election of Zhiping Feng to serve as class C director of the Company ((A) and (B) together the “Re-Election of Directors” or the “Re-Election of Directors Proposal”).

4.	to ratify, as an ordinary resolution, the adoption of the Company’s third amended and restated 2008 Employee Share Incentive Plan, attached hereto as Annex E, as approved by the Board of Directors on April 8, 2026 (the “Incentive Plan” or the “Incentive Plan Proposal”).

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE OTHER PROPOSALS.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our register of members, you are a “Shareholder of record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the Shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote yourself at the Meeting. Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the Shareholder of record, you may not vote these shares yourself at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote yourself at the Meeting.

How do I vote?

If you were a Shareholder of record of the Company’s common shares on the Record Date, you may vote yourself at the Meeting or by submitting a proxy. Each common share that you own in your name entitles you to one vote, in each case, on the applicable proposals.

You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

●	as you instruct, and

●	according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

●	FOR the approval of the Disposition Proposal;

●	FOR the approval of the PIPE Proposal;

●	FOR the approval of the Re-Election of Directors Proposal;

●	FOR the ratification of the Incentive Plan Proposal;

●	According to the best judgment of your proxy if a proposal comes up for a vote at the Meeting that is not on the proxy card.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices, if you hold our common shares, or to Citibank, N.A. if you hold ADSs representing our common shares, stating that you would like to revoke your proxy of a particular date; or

●	signing another proxy card with a later date and returning it to the Secretary, if you hold our common shares, or to Citibank, N.A. if you hold ADSs representing our common shares, before the polls close at this Meeting.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the Shareholder desires to vote on a proposal will be voted in favor of each proposal presented to the Shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote yourself at this Meeting.

How many votes are required to approve the Disposition Proposal?

The ordinary resolution to approve the Disposition requires the affirmative vote of a simple majority of the votes cast at the Meeting by the holders of common shares entitled to vote.

How many votes are required to approve that the PIPE Proposal?

The ordinary resolution to approve the PIPE requires the affirmative vote of a simple majority of the votes cast at the Meeting by the holders of common shares entitled to vote.

How many votes are required to approve the Re-Election of Directors Proposal?

The ordinary resolution to approve the Re-Election of Directors requires the affirmative vote of a simple majority of the votes cast at the Meeting by the holders of common shares entitled to vote.

How many votes are required to ratify the Incentive Plan Proposal?

The ordinary resolution to ratify the Incentive Plan requires the affirmative vote of a simple majority of the votes cast at the Meeting by the holders of common shares entitled to vote.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact Ruobai Sima via email simaruobai@acgedu.cn, or by sending a letter to the offices of the Company at 16F, Building E, Gongyuan Xijie No.6, Dongcheng District, Beijing 100005 with any questions about proposals described in this proxy statement or how to execute your vote.

PROPOSAL NO. 1

APPROVAL OF THE DISPOSITION PROPOSAL

Summary of the Proposed Disposition

On May 6, 2026, the Company entered into the Disposition Agreement with ACGIGL, ATA BVI, and Huanqiuyimeng, and the Buyer, pursuant to which the Sellers will sell all of their equity interests in the Targets to the Buyer in exchange for nominal cash consideration of RMB1 (the “Consideration”). The closing of the Disposition is subject to, among other things, the approval of the Company’s shareholders and the satisfaction of customary closing conditions. See “— Closing Conditions”. The Buyer is not affiliated with the Company or any of its directors, officers, or significant shareholders.

The diagrams below illustrate the corporate ownership structure of the Company before and after the consummation of the Disposition. These diagrams are for illustrative purposes only.

Immediately prior to the consummation of the Disposition:

Immediately following the consummation of the Disposition:

In connection with the proposed Disposition, the Company engaged Roma Appraisals Limited (“Roma”) to render a written fairness opinion (the “Fairness Opinion”) to the Board to the effect that, as of the date of such opinion, the Consideration the Company would receive for the sale of the Targets is fair to the shareholders of the Company, from a financial point of view.

Although shareholder approval is not required under applicable law for this Disposition, the Board has elected to seek such approval to promote transparency, enhance shareholder awareness, and better safeguard shareholders’ interests.

Reasons for the Disposition

The Board of Directors of the Company decided to divest the Targets due to their sustained negative financial performance, including net losses of approximately RMB 48,542,125 (approximately $6,941,430) for the fiscal year ended December 31, 2025 and net loss of approximately RMB 36,045,453 (approximately $4,938,206) for the fiscal year ended December 31, 2024.

This strategic decision is driven by two key factors: (i) the need to eliminate underperforming assets, and (ii) the Company’s intention to focus on its future strategic direction, particularly. The Targets, which have consistently failed to deliver positive returns, no longer align with the Company’s long-term vision and core business strengths.

By divesting these non-core operations, the Company aims to streamline its financial structure, improve overall profitability, and reallocate resources toward areas that offer significant opportunities for future value creation and sustainable competitive advantage.

The Board also considered a number of uncertainties, risks, and potentially negative factors in its deliberations, including:

The Company will receive no monetary consideration in connection with the Disposition. The Disposition will not generate any cash proceeds that could be used to fund the Company’s operations, reduce indebtedness, return capital to shareholders, or pursue strategic opportunities.

The Disposition is subject to a number of conditions to closing, including shareholder approval, and there can be no assurance that all such conditions will be satisfied or waived in a timely manner or at all. A failure to consummate the Disposition could result in the Company continuing to bear the costs and liabilities associated with the Targets and could adversely affect the Company’s business, financial condition, and trading price of the Company’s ADSs.

The process of separating the Targets from the Company’s operations may divert some attention of the Company’s management and employees from day-to-day operations, and potentially affect the retention of key personnel, customers, suppliers, or business relationships associated with the Subsidiaries or the Company's remaining business.

The foregoing discussion of the reasons and factors considered by the Board is not intended to be exhaustive, but rather summarizes the material factors considered by the Board. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Individual directors may have given different weights to different factors. The Board is of the opinion that the Company is, and after entering into the Disposition would be, able to pay its debts.

Reports, Opinions and Appraisals

The Company engaged Roma to render the Fairness Opinion as to whether the Consideration to be received by the Company is fair to the Company’s shareholders from a financial point of view. The Company decided to engage Roma as it has substantial experience in similar matters. Roma rendered its written opinion to the Board that the Consideration to be received by the Company was fair to the Company’s shareholders from a financial point of view. The Fairness Opinion is included as Annex B.

The Company paid an aggregate cash fee of $28,000 to Roma for its opinion and has obtained consent from Roma for the use of its fairness opinion in this proxy statement.

The Fairness Opinion was provided to the Company’s directors for their assessment of the Transaction and only addressed the fairness to the Company’s shareholders, from a financial point of view, of Consideration to be received by the Company pursuant to the Disposition Agreement as of the date of the Fairness Opinion and did not address any other aspects or implications of the sale of the Targets.

Effect on the Company if the Disposition is Not Completed

If the Disposition is not approved by the shareholders or if the Disposition is not completed for any other reason, our management expects that the business will be operated as how it is currently being operated until we pursue another strategic alternative, and that our shareholders will continue to be subject to the same risks and opportunities to which they are currently subject.

Interests of Directors and Executive Officers in the Proposed Disposition

None.

The Disposition Agreement

The following is a summary of the material terms and conditions of the Disposition Agreement, which is attached as Annex A to this proxy statement and is incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Agreement that is important to you. You are encouraged to read the Disposition Agreement in its entirety because it is the legal document that governs the matters discussed in the summary below.

The Disposition

At the closing and subject to and upon the terms and conditions of the Disposition Agreement, the Sellers will sell, transfer, convey, assign and deliver to the Buyer, and the Buyer will purchase, acquire and accept from the Sellers, all of the equity ownership and all relevant rights and interests of the Targets (which we refer to as the equity interests), free and clear of all liens. In exchange for the equity interests, the Buyer agreed to pay RMB1 to the Company.

Representations and Warranties

The Agreement contains certain customary representations and warranties made by the Buyer, the Sellers and the Targets. These representations and warranties include, among other things:

(i)	Each of the Sellers, the Targets and the Buyer have all requisite power and authority to execute and deliver the Disposition Agreement;

(ii)	Due organization and good standing of the Targets and their subsidiaries and variable interest entity (the “VIE”);

(iii)	The execution, delivery and performance of the Agreement will not cause a violation of any applicable laws to parties or (b) cause a default under any material contract to which such party is bound, except for defaults that would not have a material adverse effect; and

(iv)	Except for the VIE, the equity interests of each Targets and its subsidiaries, are owned by the shareholders, in each case free and clear of any liens. With regard to the VIE, the registered equity interests held by the VIE nominee shareholders, are held on behalf of and subject to the exclusive control of ATA Education Technology (Beijing) Limited, a wholly owned subsidiary of ATA BVI (“WFOE”), pursuant to the VIE agreements, and no VIE nominee shareholders has any legal, beneficial, or other interest in such registered equity interests other than as contemplated by the VIE agreements.

(v)	Neither Seller is a party to any option, warrant, contract, call, put or other agreement or commitment providing for the disposition or acquisition of equity interests (other than this Disposition Agreement).

(vi)	Neither Seller is a party to any voting trust, proxy or other agreement or understanding with respect to the voting of equity interests.

Closing Conditions

The obligation of each of the Buyer, the Sellers, and the Targets to complete the disposition is subject to the fulfillment (or waiver, to the extent permissible under applicable law) of certain customary closing conditions, including but not limited to:

(i)	The payment of the purchase price by the Buyer;

(ii)	The transfer of the equity of the Targets to the Buyer;

(iii)	The shareholders of the Company shall have approved the Disposition Agreement and the Disposition; and

(iv)	The Sellers shall have delivered to the Buyer (a) the share certificate(s) (or equivalent equity interest certificate(s)) representing all of the equity interests, duly endorsed for transfer or accompanied by duly executed instrument(s) of transfer in favor of the Buyer (or its designated nominee), in form and substance reasonably acceptable to the Buyer (b) an updated register of members (or shareholders registry, as applicable) of each Targets reflecting the Buyer (or its designated nominee) as the sole registered holder of equity interest as of the closing date.

Amendment and Termination

The Disposition Agreement may only be amended, supplemented or modified pursuant to a written agreement signed by the Buyer and the Company.

Governing Law

The execution, validity, interpretation, performance, implementation and dispute resolution of the Disposition Agreement is governed by and construed in accordance with the laws of New York. Any dispute, controversy, or claim arising out of or relating to this Agreement, or the breach, termination, or invalidity thereof (each, a “Dispute”), shall be finally settled by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules in force at the time of commencement of the arbitration (the “HKIAC Rules”). The seat of the arbitration shall be Hong Kong. The arbitration shall be conducted before a tribunal of three (3) arbitrators, appointed in accordance with the HKIAC Rules. The language of the arbitration shall be English. The award rendered by the arbitral tribunal shall be final and binding upon the parties and shall not be subject to any appeal, and judgment upon the award may be entered in any court of competent jurisdiction.

Vote Required

Proposal 1 will be approved if a simple majority of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve and adopt Proposal 1 unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

PROPOSAL NO.2

APPROVAL OF PRIVATE PLACEMENT

General

On May 6, 2026, the Company entered into a certain subscription agreement (the “Subscription Agreement”), the form of which is attached hereto as Annex C, with a certain unaffiliated investor (the “Investor”), pursuant to which the Company will issue and sell to the Investor an aggregate of 45,306,792 Common Shares of the Company, at a purchase price of US$0.46667 per share, for aggregate gross proceeds to the Company of US$21,145,961 (the “PIPE”).

The parties to the Subscription Agreement have each made customary representations, warranties and covenants, including, among other things, (a) the Investor is either (a) not a U.S. Person (as defined in Rule 902 of Regulation S) or (b) an “accredited investor” within the meaning in Rule 501 of Regulation D and is acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the Subscription Agreement, except as disclosed in the Company’s filings with the SEC.

Immediately following the closing of the PIPE, the Investor is expected to own 45,306,792 common shares, representing approximately 34.49% of the total voting power of the Company.

In connection with the PIPE, the Company, certain shareholders of the Company, namely, Mr. Xiaofeng Ma, Able Knight Development Limited, and Joingear Limited (together, “Mr. Ma Parties”), Mr. Jun Zhang, and Arts Consulting Limited (together, “Mr. Zhang Parties”), and the Investor intend to enter into an investor rights agreement, attached hereto as Annex D (the “IRA”).

Pursuant to the IRA, Mr. Zhang Parties and Mr. Ma Parties will have co-sale rights to participate, on a pro rata basis, in any proposed sale or transfer by the Investor of its securities of the Company effected pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended, in each case subject to the terms and conditions set forth in the IRA; in addition, Mr. Zhang Parties, Mr. Ma Parties, and the Investor will be entitled to customary demand registration rights and piggyback registration rights with respect to the common shares of the Company beneficially owned by them, in each case subject to the terms and conditions set forth in the IRA.

The Subscription Agreement is subject to various conditions to closing, including, among other things, (a) receipt of the Company’s shareholders’ approval and ratification of the Subscription Agreement and (b) accuracy of the parties’ representations and warranties.

The forms of the Subscription Agreement and the IRA are attached hereto as Annex C and Annex D, respectively, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Subscription Agreement and the IRA and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such annexes.

Vote Required

Proposal 2 will be approved if a simple majority of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve and adopt Proposal 2 unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

PROPOSAL NO. 3

RE-ELECTION OF DIRECTORS

General

According to Article 87 of our Fourth Amended and Restated Articles of Association, our board of directors is divided into three classes, namely class A, class B, and class C directors, with certain director(s) eligible for re-election each year on a rotating basis. Haoyu Wang and Zhiping Feng were appointed as directors of the Company on February 4, 2026, and will hold office until the first general meeting after the appointment and be subject to re-election at such meeting. We now hereby nominate Haoyu Wang and Zhiping Feng for re-election as class C directors at the Meeting. If re-elected, Haoyu Wang and Zhiping Feng will hold office for a three-year term and until their respective successor is elected, until they are subject to retirement again in accordance with our Fourth Amended and Restated Articles of Association in the future, or until their disqualification in accordance with our Fourth Amended and Restated Articles of Association.

Common shares represented by executed proxies will be voted, if authority to do so is not withheld, for the re-election of Haoyu Wang and Zhiping Feng unless a contrary vote is specified. The board has no reason to believe that Haoyu Wang and Zhiping Feng will be unable or unwilling to serve as directors if re-elected. In the event that Haoyu Wang and Zhiping Feng should be unavailable for re-election as a result of an unexpected occurrence, such common shares will be voted for the election of such substitute nominee as management may propose.

The following table sets forth certain information of Haoyu Wang and Zhiping Feng, including age as of the date of this notice, the principal position currently held and biography:

Name	Age	Position
Haoyu Wang	31	Director
Zhiping Feng	27	Director

Mr. Haoyu Wang

Mr. Haoyu Wang currently serves as the investment director of Shenzhen Mingsheng Private Equity Fund Management Co., Ltd. and is engaged in professional investment focusing on hard-tech sectors such as new energy, semiconductors, artificial intelligence, and life sciences. Before that, he worked as an investment manager in Shenzhen Mingsheng Private Equity Fund Management Co., Ltd from 2021 to 2025. From 2015 to 2021, he worked as an auditor of BDO Shu Lun Pan Certified Public Accountants LLP. Mr. Wang is a certified accountant and received a bachelor’s degree in financial management from Guangdong Polytechnic Normal University.

Ms. Zhiping Feng

Ms. Zhiping Feng is currently the corporate finance manager of ETHK Labs Inc. (formerly known as IVD Medical Holding Limited) (HKEX: 01931) where she is responsible for various listed company compliance and capital market matters. Before joining ETHK Labs Inc. in 2025, she worked as an assurance associate of PricewaterhouseCoopers Zhong Tian LLP from 2022 to 2024. She received a master’s degree in finance from the University of Rochester and a bachelor’s degree in quantitative economics from the University of California, Irvine.

Vote Required

Proposal 4 will be approved if a simple majority of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve and adopt Proposal 3(A) and (B) unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

PROPOSAL NO. 4

RATIFICATION OF THE AMENDED

AND RESTATED 2008 EMPLOYEE SHARE INCENTIVE PLAN

General

On April 8, 2026, the Board of Directors amended and restated the Company’s 2008 Employee Share Incentive Plan (the “Incentive Plan”) primarily to extend its term and expand the option pool thereunder. The Incentive Plan is attached as Annex E hereto.

Vote Required

Proposal 4 will be approved if a simple majority of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve and adopt Proposal 4 unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

Annex A

Disposition Agreement

SHARE SALE AND PURCHASE AGREEMENT

by and among

ATA Creativity Global;

ACG International Group Limited;

ATA Testing Authority (Holdings) Limited

Beijing Huanqiuyimeng Education Consultation Corp.

and

Robox Holding Limited

Dated as of May 6, 2026

PAGE

SECTION 1. DESCRIPTION OF TRANSACTION		1

1.1	Purchase and Sale	1
1.2	Closing	1
1.3	Closing Payments	1
1.4	Further Action	2

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE TARGETS		2

2.1	Authority; Binding Nature of Agreement	2
2.2	Subsidiaries; Due Incorporation; etc	2
2.3	Non-Contravention; Consents	2
2.4	Legal Proceedings; Orders	2

SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE SELLER		3

3.1	Authority; Binding Nature of Agreement	3
3.3	Non-Contravention	3
3.4	Title to Securities	3
3.5	Legal Proceedings	3

SECTION 4. REPRESENTATIONS AND WARRANTIES OF BUYER		3

4.1	Due Incorporation; Subsidiaries	3
4.2	Authority; Binding Nature of Agreement	4
4.3	Non-Contravention; Consents	4
4.4	Litigation	4
4.5	No Vote Required	4
4.6	Financing	4

SECTION 5. CERTAIN COVENANTS OF THE TARGETS		4

5.1	Access	4
5.2	Conduct of the Business of the Targets	4
5.3	No Solicitation	6

SECTION 6. ADDITIONAL COVENANTS OF THE PARTIES		6

6.1	Disclosure	6
6.2	Notification of Certain Events	6
6.3	Mutual Waiver and Release of Intercompany Balances	7

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(Continued)

PAGE

SECTION 7. CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER		7

7.1	Accuracy of Representations and Warranties	7
7.2	Performance of Covenants	7
7.3	No Restraints	7
7.4	No Governmental Litigation	7
7.5	Material Adverse Effect	7

SECTION 8. CONDITIONS PRECEDENT TO OBLIGATION OF THE TARGETS		7

8.1	Accuracy of Representations and Warranties	7
8.2	Performance of Covenants	8
8.3	No Restraints	8
8.4	No Governmental Litigation	8
8.5	Closing Certificate	8

SECTION 9. TERMINATION		8

9.1	Termination	8
9.2	Effect of Termination	9

SECTION 10. MISCELLANEOUS PROVISIONS		9

10.1	No Recourse; Non-Survival of Representations, Warranties and Covenants	9
10.2	Amendment	10
10.3	Expenses	10
10.4	Waiver	10
10.5	Entire Agreement; Counterparts	10
10.6	Applicable Law; Jurisdiction	11
10.7	Attorneys’ Fees	11
10.8	Assignability	11
10.9	Third Party Beneficiaries	11
10.10	Notices	11
10.11	Severability	12
10.12	No Implied Representations; Non-Reliance	12
10.13	Specific Performance	13
10.14	Construction	13
10.15	Disclosure Schedule	13

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(continued)

Exhibits

Exhibit A - Definitions

Exhibit B - Account Information of Sellers

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SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (as may be amended from time to time, this “Agreement”) is made and entered into as of May 6, 2026, by and among: Robox Holding Limited, a British Virgin Islands company with limited liability (the “Buyer”); ATA Testing Authority (Holdings) Limited, a British Virgin Islands corporation (“ATA Testing”); Beijing Huanqiuyimeng Education Consultation Corp., a limited liability company incorporated in People’s Republic of China (“PRC”) (“Huanqiuyimeng,” together with ATA Testing, the “Targets”), ATA Creativity Global, a Cayman Islands exempted company (“ATA Creativity”), and ACG International Group Limited, a British Virgin Islands corporation (“ACGIGL”, together with ATA Creativity, the “Sellers”) (together with the Buyer and Targets, the “Parties” and each, a “Party”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.   ATA Creativity owns 100% of the outstanding shares of ATA Testing (the “ATA Testing Shares”).

B.   ACGIGL owns 69.0417% of the outstanding shares of Huanqiuyimeng, the 30.9583% of Huanqiuyimeng’s outstanding shares (all the outstanding shares of Huanqiuyimeng, the “Huanqiuyimeng Shares”) are owned by ATA Intelligent Learning (Beijing) Technology Limited, a variable interests entity of ATA Education Technology (Beijing) Limited., a limited liability company organized under the laws of the PRC wholly owned subsidiary of ATA Testing.

C.   Upon the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from the Sellers, and the Sellers desire to sell to Buyer, all of the ATA Testing Shares and Huanqiuyimeng Shares.

D.   The respective boards of directors of Buyer and the Targets have approved this Agreement and the consummation of the Transactions.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1.    DESCRIPTION OF TRANSACTION

1.1          Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, (a) at the Closing, Buyer shall purchase from Sellers, and Sellers shall sell, assign, convey and transfer to Buyer, all the ATA Testing Shares and Huanqiuyimeng Shares owned by Sellers, free and clear of any Liens (other than any Liens created by Buyer), restrictions on transfer (other than any restrictions under the Securities Act and applicable state securities laws), options, warrants, calls, commitments, proxies or other contract rights and (b) in consideration of the sale of the ATA Testing Shares and Huanqiuyimeng Shares, on the Closing Date, Buyer shall make the payments set forth in Section 1.3 and shall make the other payments required under this Agreement at the times, upon the terms and subject to the conditions set forth herein.

1.2          Closing. The consummation of the Transactions (the “Closing”) shall take place remotely via electronic exchange of closing deliveries on a date to be designated by the Sellers (the “Closing Date”), which shall be no later than the second Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7 and Section 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions).

1.3          Closing Payments. On the Closing Date, Buyer will make, or cause to be made, the payment of the Purchase Price in cash to Sellers or any person(s) designated by Sellers, by wire transfer of immediately available funds. For avoidance of doubt, the Sellers shall be responsible for, and shall pay or cause to be paid, any and all expenses related to Taxes imposed on or with respect to the Transaction.

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1.4          Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the officers and directors of the Sellers after Closing and Buyer shall take such action, so long as such action is not inconsistent with this Agreement, including but not limited to:

(a) Assisting with the replacement of the legal representative, directors, supervisors, and other officers of the relevant Acquired Company with persons designated by the Buyer after closing;

(b) With regard to the VIE, the nominee shareholders of the VIE, namely, Xiaofeng Ma and Jun Zhang (the “VIE Nominee Shareholders”), shall assist with the transfer of their shares in the VIE, and cooperate in terminating the VIE Agreements and releasing the share pledges contemplated therein;

(c) Delivering to the Buyer, upon the Buyer's request, the relevant acquired company's company seal, financial seal, bank seals and passcodes, corporate books, and other related items;

(D) Assisting the Buyer in reporting the change of "de facto controller" through the "Foreign Investment Comprehensive Management Information System" / the "MOFCOM Business System Unified Platform Online Declaration" (“外商投资综合管理信息系统”/“商务部业务系统统一平台”), and assisting with the handling the change of foreign exchange basic registration information, if required.

SECTION 2.    REPRESENTATIONS AND WARRANTIES OF THE TARGETS

Each Target, severally but not jointly, represents and warrants to Buyer, as follows:

2.1          Authority; Binding Nature of Agreement. Each Target has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. As of the date of this Agreement, the Board of Directors of each of the Targets (at a meeting duly called and held) has (a) determined that the Transactions are advisable and fair and in the best interests of each of the Targets and their respective shareholders, (b) authorized and approved the execution, delivery and performance of this Agreement by the Targets and approved the Transactions, and (c) recommended the adoption of this Agreement by Sellers and directed that this Agreement be submitted for consideration by Sellers for execution by Sellers. This Agreement constitutes the legal, valid and binding obligation of the Targets, enforceable against the Targets in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.2           Reserved.

2.3           Non-Contravention; Consents. Except for violations and defaults that would not have a Company Material Adverse Effect, the execution and delivery of this Agreement by each Target and the consummation by each Target of the Transactions will not cause a: (a) violation of any of the provisions of the organizational documents of each Acquired Company; (b) violation by any Acquired Company of any Law applicable to such Acquired Company; or (c) default (or an event that, with or without notice or lapse of time or both would constitute a default) on the part of any Acquired Company under, or give to others any rights of termination, cancellation or acceleration of any material obligations of the Acquired Companies, or result in the creation of a Lien on any of the properties or assets of the Acquired Companies (other than a Permitted Encumbrance) pursuant to, any material contract. Except as may be required by the HSR Act or other Antitrust Law or governmental regulation, no Acquired Company is required to obtain any Consent from any Governmental Entity or party to a material contract at any time prior to the Closing as a result of the execution and delivery of this Agreement or the consummation of the Closing.

2.4           Legal Proceedings; Orders. As of the date of this Agreement, there is no pending Legal Proceeding, and, to each Target’s knowledge, no Person has threatened to commence any Legal Proceeding: (a) that involves the Acquired Companies or any of the assets owned or used by the Acquired Companies or any Person whose liability the Acquired Companies have retained or assumed, either contractually or by operation of law; or (b) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions. As of the date hereof, there is no order, writ, injunction, judgment or decree to which the Acquired Companies or any of the assets owned or used by the Acquired Companies is subject.

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SECTION 3.    REPRESENTATIONS AND WARRANTIES OF THE SELLERs

Each Seller, with regard to the Acquired Companies directly or indirectly owned by such Seller, severally but not jointly, represents and warrants to Buyer, except as set forth in the Disclosure Schedule, as follows:

3.1          Authority; Binding Nature of Agreement.  Each Seller has the absolute and unrestricted right, power and authority to perform its obligations under this Agreement, and the execution, delivery and performance by such Seller of this Agreement has been duly executed by Seller. This Agreement constitutes the legal, valid and binding obligation of each Seller, enforceable against such Seller in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.2          Due Incorporation; Good Standing; etc.

(a)        ATA Testing is a corporation duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands. Huanqiuyimeng is a corporation duly incorporated, validly existing and in good standing under the laws of People’s Republic of China. The Targets have all necessary corporate power and authority to conduct their business in the manner in which their businesses are currently being conducted.

(b)        Each Acquired Company is validly existing and in good standing under the laws of their jurisdiction of formation, and qualified to do business as a foreign corporation, under the laws of all states where the nature of their businesses requires such qualification, if applicable, except where the failure to be so qualified or in such good standing has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)       The Acquired Companies, as applicable set forth in Section 3.2 of the Disclosure Schedule are the only Subsidiaries, VIE, or VIE’s Subsidiaries, as applicable, of each Target and has all requisite power and authority necessary to own and operate its assets and to carry on its businesses as presently conducted, except where the failure to have such power and authority would not have a Company Material Adverse Effect.

3.3          Non-Contravention. The execution and delivery of this Agreement by each Seller and the consummation by each Seller of the Transactions will not: (a) cause a violation by any Seller of any Law applicable to such Seller or (b) cause a default on the part of any Seller under any material contract to which such Seller is bound, except for defaults that would not have a material adverse effect on the ability of such Seller to perform its obligations under this Agreement or consummate the Transactions.

3.4          Title to Securities. Except for the VIE, the equity interests of each Acquired Company as set forth in Section 3.4 of Disclosure Schedule, are owned by the shareholders, in each case free and clear of any Liens (other than Permitted Encumbrances or Liens created by the Buyer). With regard to the VIE, the registered equity interests held by the VIE Nominee Shareholders, are held on behalf of and subject to the exclusive control of the WFOE pursuant to the VIE Agreements, and no VIE Nominee Shareholder has any legal, beneficial, or other interest in such registered equity interests other than as contemplated by the VIE Agreements. Neither Seller is a party to any option, warrant, contract, call, put or other agreement or commitment providing for the disposition or acquisition of ATA Testing Shares and Huanqiuyimeng Shares (other than this Agreement). Neither Seller is a party to any voting trust, proxy or other agreement or understanding with respect to the voting of ATA Testing Shares and Huanqiuyimeng Shares.

3.5          Legal Proceedings. There are no Legal Proceedings pending or, to each Seller’s knowledge, threatened against or affecting such Seller before any Governmental Entity that seeks to restrain, prevent, enjoin or materially delay the Transactions.

3.6          No Shareholder Agreement. There is no shareholders agreement, investor rights agreement, co-sale agreement, right of first refusal agreement, registration rights agreement, or any other agreement or arrangement, among any of the shareholders of Huanqiuyimeng that would otherwise need to be terminated, amended, restated, or waived in connection with the transactions contemplated by this Agreement.

SECTION 4.    REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Targets and Seller as follows:

4.1            Due Incorporation; Subsidiaries. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of British Virgin Islands.

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4.2          Authority; Binding Nature of Agreement. Buyer has the absolute and unrestricted right, power and authority to perform its obligations under this Agreement and the other Transaction Documents to which Buyer is party, and the execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which Buyer is party has been duly authorized by all necessary action on the part of Buyer and its boards of directors. No other corporate proceedings on the part of the Buyer are necessary to authorize this Agreement or any Transaction Documents or to consummate the Transactions. This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3          Non-Contravention; Consents. The execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated by this Agreement will not: (a) conflict with or cause a violation of any of the provisions of the certificate of incorporation or bylaws of Buyer (b) conflict with or cause a violation by Buyer of any Law applicable to Buyer or (c) result in any breach, or constitute a default under, any material contract of Buyer, in each case, except for any such conflicts, violations, breaches or defaults that do not, individually or in the aggregate, materially impair the ability of the Buyer to consummate, or prevent or materially delay, the Transactions or would reasonably be expected to do so. Except as may be required by the Antitrust Law or governmental regulation, Buyer is not required to obtain any Consent from any Governmental Entity or party to a material contract of Buyer at any time prior to the Closing in connection with the execution and delivery of this Agreement or the consummation of the Transactions.

4.4          Litigation. As of the date of this Agreement, there is no Legal Proceeding pending (or, to the knowledge of Buyer, being threatened) against Buyer challenging, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions.

4.5          No Vote Required. No vote or other action of the shareholders of Buyer is required by applicable Law, the certificate of incorporation or bylaws (or similar charter or organizational documents) of Buyer or otherwise in order for Buyer to consummate the Closing and the transactions contemplated by this Agreement.

SECTION 5.    CERTAIN COVENANTS OF THE TARGETS and the Sellers

5.1           Access. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement pursuant to Section 9.1 (the “Pre-Closing Period”), and upon reasonable advance notice to the Targets, the Targets and Sellers shall provide Buyer and Buyer’s Representatives with reasonable access during normal business hours to the Acquired Companies’ personnel, facilities and existing books and records for the purpose of enabling Buyer to verify the accuracy of the Targets’ and Sellers’ representations and warranties contained in this Agreement; provided, that any such access shall be conducted at Buyer’s sole cost and expense, under the supervision of appropriate personnel of the Acquired Companies and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated hereby in accordance with the terms hereof and not to interfere with the normal operation of the business of the Acquired Companies. Nothing herein shall require the Acquired Companies to disclose any information to Buyer, its Affiliates or Representatives if such disclosure would, in each Target’s or Seller’s sole and absolute discretion (a) jeopardize any attorney-client or other legal privilege or (b) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which any Acquired Company is a party).

5.2          Conduct of the Business of the Targets. During the Pre-Closing Period, except (w) as set forth in Part 5.2 of the Disclosure Schedule, (x) to comply with the Acquired Companies’ obligations under this Agreement or as otherwise contemplated under this Agreement, (y) as necessary to ensure that each Acquired Company complies with applicable Laws and contractual obligations, or (z) with Buyer’s consent (which shall not be unreasonably withheld, conditioned or delayed): (i) the Acquired Companies shall use commercially reasonable efforts to (A) carry on its Ordinary Course of Business, (B) preserve substantially intact their present business organization, and (C) preserve their material relationships with suppliers, distributors, licensors, licensees and others to whom the Acquired Companies have contractual obligations; and (ii) except as set forth in Part 5.2 of the Disclosure Schedule, the Targets shall not (and shall cause their subsidiaries not to):

(a)        amend the organizational documents of each Targets and organizational documents of each of the Targets’ Subsidiaries;

(b)        split, combine or reclassify any of its capital share or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital share;

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(c)        issue any ATA Testing Shares, Huanqiuyimeng Shares or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities;

(d)        enter into or adopt any plan or agreement of complete or partial liquidation or dissolution, or file a voluntary petition in bankruptcy or commence a voluntary legal procedure for reorganization, arrangement, adjustment, release or composition of Indebtedness in bankruptcy or other similar Laws now or hereafter in effect;

(e)       incur any indebtedness for borrowed money (other than borrowings under existing lines of credit, letters of credit or similar arrangements issued for the benefit of suppliers or manufacturers), or guarantee any such indebtedness, or issue or sell any debt securities or guarantee any debt securities of others;

(f)        make any capital expenditures, capital additions or capital improvements, in excess of $100,000 in the aggregate per month, for each full or partial calendar month in the Pre-Closing Period (other than in accordance with the budget for capital expenditures previously made available to Buyer);

(g)        knowingly waive any material right of any Acquired Company under any Material Contract;

(h)        acquire or agree to acquire by merging with, or by purchasing a material portion of the share or assets of, or by any other manner, any business or any entity;

(i)        sell or otherwise dispose of, lease or exclusively license any properties or assets of the Acquired Company which are material to the Acquired Company;

(j)        enter into any material contract, amend in any material respect any material contract or terminate any material contract, in each case other than in the Ordinary Course of Business consistent with past practice; and provided that if a material contract is in furtherance of an action that is expressly permitted by other subsections of this Section 5.2 (e.g. capital expenditures within the limits permitted under subclause (f) above) or such action is expressly set forth in Part 5.2(b) of the Disclosure Schedule, then such material contract (or any amendment or modification to any such existing material contract) shall not be prohibited by this clause (j);

(k)       make or change any material election in respect of Taxes, change any accounting method in respect of Taxes, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes (other than pursuant to customary extensions of the due date for filing Tax Returns obtained in the Ordinary Course of Business of no more than seven months);

(l)        (i) adopt, establish, enter into, amend or terminate any plan, agreement, program, policy, trust, fund or other arrangement that would have any material liability if it were in existence as of the date of this Agreement (except for amendments determined by the Targets in good faith to be required to comply with applicable Law), (ii) materially increase the compensation or fringe benefits of, or grant any material bonus to, any current employee, director or officer of any Acquired Company other than in the Ordinary Course of Business consistent with past practice, (iii) grant any severance or termination pay to any current director, officer or employee of any Acquired Company (provided, that the Acquired Companies may make severance or termination payments to employees in accordance with the terms of agreements between the Acquired Companies and such employees in effect on the date of this Agreement or in the Ordinary Course of Business), or (iv) terminate the employment of any senior executive other than for cause;

(m)      waive, release, assign, compromise, commence, settle or agree to settle any Legal Proceeding, other than waivers, releases, compromises or settlements in the Ordinary Course of Business consistent with past practice that (i) involve only the payment of monetary damages not in excess of $20,000 individually or $100,000 in the aggregate and (ii) do not include the imposition of equitable relief on, or the admission of wrongdoing by, any Acquired Company; or

(n)       agree or commit to take any of the actions described in clauses “(a)” through “(m)” of this Section 5.2.

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Nothing herein shall require the Targets to obtain consent from Buyer to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, including Antitrust Law. Notwithstanding anything to the contrary in this Agreement, nothing contained herein shall give to Buyer, directly or indirectly, the right to control or direct the operations of the Acquired Companies prior to the Closing Date, and prior to the Closing Date, each of Buyer and the Targets shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations.

5.3           No Solicitation.

(a)        During the Pre-Closing Period, the Targets and Sellers shall not, nor shall it authorize or instruct any of its Representatives retained by it to (i) solicit, initiate or knowingly encourage the submission of any Takeover Proposal by any Person or (ii) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action intended to facilitate the making of any inquiry or proposal to any Acquired Company that constitutes any Takeover Proposal by any Person.

(b)        Neither the Board of Directors of the Sellers nor any committee thereof shall (i) withdraw or modify in a manner materially adverse to Buyer, the approval or recommendation by such Board of Directors or any such committee of this Agreement or the transactions contemplated hereby, (ii) approve or recommend any Takeover Proposal or (iii) cause the Sellers to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to any Takeover Proposal.

(c)        In addition to the obligations of the Sellers set forth in paragraphs (a) and (b) of this Section 5.3, the Sellers promptly (and in all events within three (3) Business Days) shall notify the Buyer of the material terms of any Takeover Proposal received by them.

5.4          No Further Approvals. Except for the approval of shareholders of the Sellers as set forth in Section 7.6 herein, no vote or other action of the shareholders or the board of directors (or equivalent governing body) of any Acquired Company is required in connection with the execution, delivery, or performance of this Agreement or the consummation of the Transactions, other than (i) such shareholder and board approvals of the Acquired Companies as have already been duly obtained and are in full force and effect as of the date of this Agreement, true and complete copies of which have been provided to the Buyer, (ii) the approval of shareholders of the Sellers as set forth in Section 7.6 herein, and (iii) in respect of the VIE, such actions by the VIE Nominee Shareholders as are required solely in their capacity as registered holders of the equity interests in the VIE, all of which have been or will be duly obtained prior to Closing in accordance with the VIE Agreements.

SECTION 6.    ADDITIONAL COVENANTS OF THE PARTIES

6.1           Disclosure. During the Pre-Closing Period, each of the Targets, the Sellers, and Buyer shall not, and shall cause each of its respective Affiliates and Representatives not to, issue any press release or disclose or make any public statement regarding this Agreement or the Transactions, without the prior written consent of the other party.

6.2           Notification of Certain Events.

(a)        During the Pre-Closing Period, the Targets and Sellers shall promptly notify Buyer of, and furnish Buyer with any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that would reasonably be expected to cause any of the conditions to the obligations of Buyer to consummate the Transactions set forth in Section 7 not to be satisfied. The Targets’ satisfaction of their obligations in the foregoing sentence shall not relieve the Targets of any of their other obligations under this Agreement.

(b)        During the Pre-Closing Period, Buyer shall promptly notify the Targets and Sellers of, and furnish the Targets with any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that would reasonably be expected to cause any of the conditions to the obligations of the Targets to consummate the Transactions set forth in Section 8 not to be satisfied. Buyer’s satisfaction of its obligations in the foregoing sentence shall not relieve Buyer of any of its other obligations under this Agreement.

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6.3           Mutual Waiver and Release of Intercompany Balances.

(a)        Effective as of the Closing, each of the Sellers and the Targets, on behalf of themselves and their respective Affiliates, hereby irrevocably waives, releases, and discharges any and all intercompany receivables, payables, loans, advances, and other intercompany balances or claims (whether recorded or unrecorded, whether contingent, accrued or otherwise) that exist as of the Closing between the Sellers (and their Affiliates) and any of the Targets (and their respective Affiliates). Each of the Sellers and the Targets further agrees to cause all such balances to be eliminated or written off from their respective books and records, and to take all necessary actions to reflect such waiver and elimination for accounting and financial reporting purposes.

(b)        For the avoidance of doubt, no amount shall be payable by either any of the Sellers or any of the Targets (or their respective Affiliates) to the other (or its Affiliates) in respect of any such intercompany balances after the Closing.

SECTION 7.    CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer to effect the Closing and otherwise consummate the Transactions are subject to the satisfaction (or waiver by Buyer), at or prior to the Closing, of each of the following conditions:

7.1          Accuracy of Representations and Warranties. The representations and warranties of the Targets set forth in Section 2 and the Sellers set forth in Section 3 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

7.2          Performance of Covenants. The Targets shall have performed and complied with, in all material respects, all of their covenants contained in this Agreement at or before the Closing (to the extent that such covenants require performance by the Targets at or before the Closing).

7.3          No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Transactions by Buyer shall have been issued by any court of competent jurisdiction or other Governmental Entity and remain in effect, and no material Law shall have been enacted since the date of this Agreement that makes consummation of the Transactions by Buyer illegal, except where the contravention of any such order or Law is not reasonably likely to result in material harm to the Buyer.

7.4           No Governmental Litigation. There shall not be pending before any court of competent jurisdiction any lawsuit or other Legal Proceeding seeking to restrain or prohibit the Closing that has been commenced by a Governmental Entity.

7.5          Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

7.6           Approval of the Sellers’ Shareholders. The shareholders of the Sellers shall have approved the Agreement and the Transactions through a meeting of shareholders or by written consent, as applicable.

7.7          Registry of Shareholders. The Sellers shall have delivered to the Buyer (a) the share certificate(s) (or equivalent equity interest certificate(s)) representing all of the ATA Testing Shares and Huanqiuyimeng Shares, duly endorsed for transfer or accompanied by duly executed instrument(s) of transfer in favor of the Buyer (or its designated nominee), in form and substance reasonably acceptable to the Buyer (b) an updated register of members (or shareholders registry, as applicable) of each Target reflecting the Buyer (or its designated nominee) as the sole registered holder of ATA Testing Shares and Huanqiuyimeng Shares as of the Closing Date.

SECTION 8.    CONDITIONS PRECEDENT TO OBLIGATION OF The Sellers and THE TARGETS

The obligation of the Sellers and Targets to effect the Closing and otherwise consummate the Transactions is subject to the satisfaction (or waiver by the Sellers and Targets), at or prior to the Closing, of the following conditions:

8.1          Accuracy of Representations and Warranties. The representations and warranties of Buyer set forth in Section 4 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

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8.2          Performance of Covenants. Buyer shall have performed and complied with, in all material respects, all of its covenants contained in this Agreement at or before the Closing (to the extent that such covenants require performance by Buyer at or before the Closing).

8.3          No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Transactions by the Targets shall have been issued by any court of competent jurisdiction and remain in effect, and no material Law shall have been enacted since the date of this Agreement that makes consummation of the Transactions by the Targets illegal.

8.4          No Governmental Litigation. There shall not be pending before any court of competent jurisdiction any lawsuit or other Legal Proceeding seeking to restrain or prohibit the Transactions that has been commenced by a Governmental Entity.

8.5          Closing Certificate. An authorized officer of Buyer shall have delivered to Targets and Sellers a certificate to the effect that each of the conditions specified above in Sections 8.1 and 8.2 is satisfied in all respects.

8.6           Approval of the Sellers’ Shareholders. The shareholders of the Sellers shall have approved the Agreement and the Transactions through a meeting of shareholders or by written consent, as applicable.

SECTION 9.    TERMINATION

9.1           Termination. This Agreement may be terminated prior to the Closing:

(a)        by mutual written consent of Buyer, Targets and Sellers;

(b)        by any of the Buyer, the Sellers or Targets if the Closing shall not have occurred by the End Date; provided, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure to consummate the Closing by the End Date is attributable to a failure on the part of such party to perform any covenant in this Agreement required to be performed by such party at or prior to the Closing;

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(c)        by any of the Buyer, the Sellers or Targets if a court of competent jurisdiction shall have issued a final and nonappealable order having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions; provided, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c) if such party did not use commercially reasonable efforts to have such order vacated prior to its becoming final and nonappealable;

(d)        by Buyer, if Targets shall have materially breached or materially failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which material breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2 and (ii) cannot be or has not been cured within 30 calendar days following receipt by the Targets of written notice of such material breach or failure to perform; or

(e)        by Targets, if Buyer shall have materially breached or materially failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which material breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.1 or Section 8.2 and (ii) cannot be or has not been cured within 30 calendar days following receipt by Buyer of written notice of such material breach or failure to perform.

9.2           Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, that this Section 9.2 and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect.

SECTION 10.    MISCELLANEOUS PROVISIONS

10.1         No Recourse; Non-Survival of Representations, Warranties and Covenants.

(a)        All representations and warranties and all covenants and obligations of the Targets and Sellers set forth in this Agreement (other than those covenants and agreements that by their terms apply or are to be performed in whole or in part (but only to the extent of such part) at or after the Closing (collectively, the “Post- Closing Covenants”)) shall terminate at the Closing (the “Expiration Date”) and it is the intention of the parties hereto, to the extent permitted by applicable Law, that the Expiration Date supersede any applicable statutes of limitations with respect to such representations, warranties and covenants, provided, that nothing herein shall relieve any Person from any liability or damages resulting from such Person’s Fraud (it being understood that no Person shall be liable for any Fraud committed by any other Person) and (ii) each Post-Closing Covenant shall survive until such covenant is performed or otherwise expires in accordance with its terms.

(b)       Buyer (on behalf of itself, its Affiliates (including, from and after the Closing, the Acquired Companies) and its and its Affiliates’ Representatives, collectively, the “Buyer Parties” and each, a “Buyer Party”) hereby waives, from and after the Closing, any and all rights, claims and causes of action which any Buyer Party may have against any of the Seller, its Affiliates or any of its or its Affiliates’ Representatives (collectively, the “Seller Parties”) arising out of, relating to or otherwise resulting from the Transactions; provided, however, that such waiver shall not limit the liability of any Seller for any Fraud committed by such Person. Buyer (on behalf of the Buyer Parties) agrees that, from and after the Closing, under no circumstances will the Seller Parties have any liability or responsibility to any of the Buyer Parties for any losses or other liabilities relating to or arising from any actual or alleged breach of any representation or warranty or any covenant or agreement to have been performed prior to the Closing set forth in this Agreement (or any Exhibit, Schedule or certificate delivered hereunder), including by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations or warranties or covenants or obligations set forth in this Agreement that are to be performed prior to the Closing, any certificate, instrument, opinion or other documents delivered hereunder, the ownership, operation, management, use or control of the business of the Acquired Companies prior to the Closing, any of their respective assets, or any actions or omissions at or prior to the Closing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, except for any claim of Fraud with respect to the representations and warranties in Section 2 or Section 3 of this Agreement. From and after the Closing, the Buyer Parties shall have no recourse of any kind to the Seller Parties under any theory of law or equity, including under any control person liability theory, for any action or inaction of any Seller Parties, or the business, in each case prior to the Closing; except for any claim of Fraud with respect to the representations and warranties in Section 2 or Section 3 of this Agreement.

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10.2        Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of the Targets and Buyer (prior to the Closing) or Buyer and the Seller (after the Closing).

10.3        Expenses. All fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Transactions are consummated, except that filing fees payable under or pursuant to the applicable Antitrust Law or government regulation, if any, shall be paid by the Sellers.

10.4         Waiver.

(a)        No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)        No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.5        Entire Agreement; Counterparts. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. This Agreement may be executed by facsimile or electronic transmission, each of which shall be deemed an original.

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10.6        Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Any dispute, controversy, or claim arising out of or relating to this Agreement, or the breach, termination, or invalidity thereof (each, a “Dispute”), shall be finally settled by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules in force at the time of commencement of the arbitration (the “HKIAC Rules”). The seat of the arbitration shall be Hong Kong. The arbitration shall be conducted before a tribunal of three (3) arbitrators, appointed in accordance with the HKIAC Rules. The language of the arbitration shall be English. The award rendered by the arbitral tribunal shall be final and binding upon the parties and shall not be subject to any appeal, and judgment upon the award may be entered in any court of competent jurisdiction. Each of the parties irrevocably waives any objection it may now or hereafter have to the laying of venue of any arbitration proceedings brought in accordance with this Section 10.6, and any objection that any such proceedings have been brought in an inconvenient forum. Nothing in this Section 10.6 shall prevent any party from seeking urgent interim or conservatory relief from any court of competent jurisdiction pending the constitution of the arbitral tribunal, and the seeking of such relief shall not be deemed a waiver of the agreement to arbitrate or incompatible with the arbitration agreement contained herein. Each of the parties irrevocably waives the right to trial by jury in connection with any matter arising out of or relating to this Agreement to the fullest extent permitted by applicable law..

10.7        Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.8       Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, that, neither this Agreement nor any of the rights hereunder may be assigned (whether by merger, consolidation, sale or otherwise) by the Targets (prior to the Closing) or Buyer without the prior written consent of the other party, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect.

10.9        Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.10     Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) upon transmission, if sent by electronic transmission (provided, no “bounce back” or similar message of non-delivery is received with respect thereto), or (c) one Business Day after being sent by courier or express delivery service, provided that in each case the notice or other communication is sent to the address or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice given to the other parties hereto):

if to Buyer:

Robox Holding Limited

Address: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Attention: Robox Holding Limited

Email: robox.gc@icloud.com

or Targets:

if to ATA Testing (prior to Closing):

Attention: Ruobai Sima

Email: simaruobai@acgedu.cn

if to Huanqiuyimeng (prior to Closing):

Attention: Ruobai Sima

Email: simaruobai@acgedu.cn

or Seller (after the Closing):

if to ATA Creativity (prior to Closing):

ATA Creativity Global

1/F East Gate, Building No. 2, Jian Wai Soho,No. 39 Dong San Huan Zhong Road,Chao Yang District, Beijing 100022, China

Tel: 18500153157

Attention: Ruobai Sima

Email: simaruobai@acgedu.cn

if to ACGIGL (prior to Closing):

Attention: Ruobai Sima

Email: simaruobai@acgedu.cn

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10.11      Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.12      No Implied Representations; Non-Reliance. The parties acknowledge that, except as expressly provided in Section 2, Section 3, and Section 4, none of the parties hereto has made or is making any representations or warranties whatsoever, implied or otherwise. Buyer hereby acknowledges and agrees that:

(a)       Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Acquired Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Acquired Companies for such purpose. Buyer acknowledges and agrees that: (i) in making its decision to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby, Buyer has relied solely upon its own investigation and the express representations and warranties of the Targets set forth in Section 2 of this Agreement and the Seller set forth in Section 3 of this Agreement (in each case, including, and subject to, the related portions of the Disclosure Schedules) and disclaims reliance on any other representations and warranties of any kind or nature express or implied (including, but not limited to, any relating to the future or historical financial condition, results of operations, assets or liabilities or prospects of the Acquired Companies); and (ii) none of Seller, the Targets or any other Person has made any representation or warranty as to the Seller, the Acquired Companies or the accuracy or completeness of any information regarding the Acquired Companies furnished or made available to Buyer and its Representatives, except as expressly set forth in Section 2 or, with respect to representations of Seller, Section 3 of this Agreement (including, and subject to, the related portions of the Disclosure Schedules).

(b)       In connection with the due diligence investigation of the Acquired Companies by Buyer and its Affiliates, shareholders and/or Representatives, Buyer and its Affiliates, shareholders and Representatives have received and may continue to receive after the date hereof from the Targets and its Affiliates, shareholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Companies and its businesses and operations. Buyer hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Buyer will have no claim against any of the Targets, or any of its Affiliates, shareholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person, with respect thereto, including as to the accuracy or completeness of any information provided. Accordingly, Buyer hereby acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 2 of this Agreement (including, and subject to, the related portions of the Disclosure Schedules) with respect to the Targets, and Section 3 of this Agreement with respect to the Seller, neither the Targets, nor any of its Affiliates, shareholders, directors, officers, employees, consultants, agents, representatives or advisors has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.

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10.13      Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof from the arbitral tribunal constituted under Section 10.6 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement or at law or in equity and (b) the right of specific performance is an integral part of the Transactions and without that right, none of the Targets, Sellers or Buyer would have entered into this Agreement. The right to specific enforcement hereunder shall include the right of Sellers to cause Buyer to purchase the shares of ATA Testing Shares and Huanqiuyimeng Shares owned by Sellers, and to consummate the other Transactions, on the terms and subject to the conditions set forth in this Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.13 shall not be required to provide any bond or other security in connection with any such order or injunction.

10.14      Construction.

(a)        For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)       The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)        As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)        Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e)        The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.15     Disclosure Schedule. The Disclosure Schedule has been arranged, for purposes of convenience only, as separate Parts corresponding to the subsections of Section 2 and Section 3 of this Agreement. The representations and warranties contained in Section 2 and Section 3 of this Agreement are subject to (a) the exceptions and disclosures set forth in the part of the Disclosure Schedule corresponding to the particular subsection of Section 2 and Section 3 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part of the Disclosure Schedule by reference to another part of the Disclosure Schedule; and (c) any exception or disclosure set forth in any other part of the Disclosure Schedule to the extent it is reasonably apparent that such exception or disclosure is intended to qualify such representation and warranty. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. The information set forth in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement. The Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Targets and the Sellers contained in this Agreement. Nothing in the Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected in the Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

Robox Holding Limited

By:

Name:
Title:

ATA Creativity Global

By:

Name:
Title:

ACG International Group Limited

By:

Name:
Title:

ATA Testing Authority (Holdings) Limited

By:

Name:
Title:

Beijing Huanqiuyimeng Education Consultation Corp.

By:

Name:
Title:

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquired Companies” shall mean the Targets and each of their Subsidiaries, VIE and VIE’s Subsidiaries, namely, ATA Testing, Huanqiuyimeng, ATA Education Technology (Beijing) Limited, a limited liability company incorporated in the PRC (“WFOE”) and a wholly owned subsidiary of ATA Testing, VIE, and Beijing Zhenwu Technology Development Co., Ltd., a limited liability company incorporated in the PRC (“Beijing Zhenwu”) and a wholly owned subsidiary of the VIE, collectively.

“Affiliate” shall mean, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person (but excluding, with respect to the Targets, any trusts that are Sellers, which trusts may otherwise be deemed to be “under common control with” the Targets).

“Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Agreement Date” shall mean the date of this Agreement.

“Antitrust Law” shall mean any Law designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act and similar foreign competition Laws.

“ATA Testing Share” shall have the meaning set forth in Recitals of this Agreement.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City and Borough of New York.

“Buyer” shall have the meaning set forth in the preamble of this Agreement. “Closing” shall have the meaning set forth in Section 1.2 of this Agreement.

“Closing Date” shall have the meaning set forth in Section 1.2 of this Agreement.

“Company Material Adverse Effect” shall mean any effect that is materially adverse to the assets, liabilities, financial condition or existing business of the Acquired Companies (taken as a whole); provided, that none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Company Material Adverse Effect: (a) any adverse effect resulting directly or indirectly from general business or economic conditions, except to the extent such general business or economic conditions have a materially disproportionate effect on the Acquired Companies as compared to any of the other companies in the Acquired Companies’ industry, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect; (b) any adverse effect resulting directly or indirectly from conditions generally affecting any industry or industry sector in which the Acquired Companies operate or compete, except to the extent such adverse effect has a materially disproportionate effect on the Acquired Companies as compared to any of the other companies in the Acquired Companies’ industry or industry sector, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect; (c) any adverse effect resulting from changes in regulatory, legislative or political conditions in the United States or any other country or region in the world, except to the extent such change in regulatory, legislative or political condition has a materially disproportionate effect on the Acquired Companies as compared to any of the other companies in the Acquired Companies’ industry, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect; (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyber attacks, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, cyber attacks, terrorism or military actions), pandemic or epidemic in any country or region in the world, except to the extent such conditions or actions has a materially disproportionate effect on the Acquired Companies as compared to any of the other companies in the Acquired Companies’ industry or geographies in which the Acquired Companies operates, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect; (e) any adverse effect resulting directly or indirectly from the announcement, execution or delivery of the Agreement or the pendency or consummation of the Transactions, including any disruption in (or loss of) supplier, service provider, partner or similar relationships or any loss of employees; (f) any adverse effect resulting directly or indirectly from any change in accounting requirements or principles or any change in applicable Laws or the interpretation thereof; (g) any adverse effect resulting directly or indirectly from (i) any action taken by the Acquired Companies at Buyer’s direction, (ii) any action referred to in Section 5.2 taken by the Acquired Companies with Buyer’s consent, (iii) the failure to take any action referred to in Section 5.2 that was not taken by the Acquired Companies because Buyer withheld its consent; (h) the failure of the Acquired Companies to meet internal expectations or projections; (i) any adverse effect resulting directly or indirectly from any breach by Buyer of any provision of this Agreement or the taking of any other action by Buyer; (j) the availability or cost of equity, debt or other financing to Buyer; or (k) any matter disclosed in the Disclosure Schedule to the extent the effect is reasonably foreseeable from the disclosure therein or the documents referenced therein.

“Company Product” means the products and services currently licensed, sold or distributed by an Acquired Company (excluding any third-party products distributed along with any Acquired Company’s products or services).

“Consent(s)” shall mean any consent, approval or waiver.

“Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Targets and Sellers and delivered to Buyer on the date of the Agreement. The contents of each of the contracts and other documents referred to in the Disclosure Schedule shall be deemed to be incorporated and referred to in the Disclosure Schedule as though set forth in full therein.

“End Date” shall mean June 30, 2026, provided, that the Sellers shall have the right, in its sole discretion, to extend the End Date by up to 60 days if any of the conditions set forth in Section 7 or Section 8 of the Agreement shall not have been satisfied or waived as of such date.

“Entity” shall mean any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint share company), firm or other enterprise, association, organization or entity.

“Fraud” shall mean that a representation or warranty in Article II made by a Target, or Article III made by a Seller, or Article IV made by the Buyer, was in each case made by such Party with intent to deceive the other Party, and that with respect to such representation or warranty (a) there was actual knowledge by the Targets (with respect to any such representation or warranty made by the Targets), or the Seller (with respect to any such representation or warranty made by the Seller) or the Buyer (with respect to any such representation or warranty made by Buyer), as applicable, that such representation is or was false (as opposed to any fraud claim based on constructive knowledge or reckless misrepresentation or a similar theory); (b) there was an intention to induce such Party to whom such representation or warranty was made to act or refrain from acting; (c) such Party to whom such representation or warranty was made, in justifiable reliance upon such false representation, took or refrained from taking action; and (d) such Party to whom such representation or warranty was made suffered damage by reason of such reliance.

“Governmental Entity” shall mean any national, federal, regional, state, provincial, local, or foreign or other governmental authority or instrumentality, legislative body, court, administrative agency, regulatory body, commission or instrumentality, including any multinational authority having governmental or quasi-governmental powers, or any other industry self-regulatory authority.

“HSR Act” shall mean the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended.

“Huanqiuyimeng Shares” shall have the meaning set forth in Recitals of this Agreement.

“Indebtedness” shall mean the outstanding principal amount of, and all interest and other amounts accrued in respect of and all amounts payable at retirement of, (a) any indebtedness for borrowed money of the Acquired Companies, (b) any obligation of the Acquired Companies evidenced by bonds, debentures, notes or other similar instruments, (c) any reimbursement obligation of the Acquired Companies with respect to letters of credit (solely to the extent actually drawn upon), bankers’ acceptances or similar facilities issued for the account of the Acquired Companies, and (d) any obligation of the type referred to in clauses (a) through (c) of another Person the payment of which any Acquired Company has guaranteed or for which any Acquired Company is responsible or liable, directly or indirectly, jointly or severally, as obligor or guarantor, but excluding any capital leases. For the avoidance of doubt, Indebtedness shall not include any Taxes.

“knowledge” shall have the meaning set forth in Section 10.11 of this Agreement.

“Law” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Entity or any arbitrator or arbitration panel.

“Lien” or “Liens” shall mean all mortgages, encumbrances, security interests, claims, charges or pledges.

“Ordinary Course of Business” means, with respect to the Acquired Companies, the ordinary course of business consistent with the Acquired Companies’ past practice; provided, that, deviations from such ordinary course of business consistent with the Acquired Companies’ past practice shall not be deemed outside the “ordinary course of business” to the extent such deviations were reasonably necessary with respect to actions taken prior to the Agreement Date, or, are reasonably necessary with respect to actions taken after the Agreement Date, in each case, (i) in response to any pandemic to protect the health and safety of the Company’s employees and other individuals having business dealings with the Company, (ii) to respond to third-party supply or service disruptions caused by the pandemic, or (iii) in response to any applicable legal requirement, directive, guideline or recommendation from any Governmental Entity arising out of, or otherwise related to, the pandemic.

“Permitted Encumbrances” shall mean: (a) liens for current Taxes not yet delinquent, that are being contested in good faith by appropriate proceedings, or that are otherwise not material; (b) encumbrances that do not materially impair the ownership or use of the assets to which they relate; (c) liens securing Indebtedness that is reflected on the Targets’ financial statements; (d) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (e) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law or governmental regulations; (f) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like liens; (g) leases or subleases and licenses or sublicenses granted to others in the ordinary course of the Acquired Companies’ business; (h) any right, title or interest of a licensor under a license; (i) easements, reservations, rights-of-way, restrictions, minor defects or irregularities in title and other similar liens affecting real property not interfering in any material respect with the ordinary conduct of the business of the Acquired Companies; (j) liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (k) liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of setoff or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; and (l) liens in favor of other financial institutions arising in connection with the Acquired Companies’ deposit accounts or securities accounts held at such institutions to secure customary fees, charges, and the like.

“Person” shall mean any individual, Entity or Governmental Entity.

“Pre-Closing Period” shall have the meaning set forth in Section 5.1 of this Agreement.

“Purchase Price” shall mean RMB1.

“Representatives” shall mean, with respect to any Person, such Person’s directors, officers or other employees, consultants or other agents including its financial, legal or accounting advisors.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which (a) if a corporation, a majority of the total voting power of shares of capital share entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Takeover Proposal” shall mean any proposal or offer from any Person (other than Buyer or its Affiliates or their respective Representatives) for any acquisition by such Person of a substantial amount of assets of the Acquired Companies (other than an acquisition of assets of the Acquired Companies in the Ordinary Course of Business or as permitted under the terms of this Agreement) having a fair market value (as determined by the Board of Directors of the Company in good faith) in excess of 50% of the fair market value of all the assets of the Acquired Companies immediately prior to such acquisition or more than a 50% interest in the total voting securities of the Acquired Companies or any tender offer or exchange offer that if consummated would result in any Person beneficially owning 50% or more of any class of equity securities of the Acquired Companies or any merger, consolidation, or business combination of the Acquired Companies with any unaffiliated third party, other than Transactions.

“Targets” shall have the meaning set forth in the preamble to this Agreement.

“Tax” or “Taxes” shall mean all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, custom duties or other taxes of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign).

“Tax Return” shall mean any return, statement, report, tax filing or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) required to be filed with a Governmental Entity with respect to Taxes, including any amendments thereof.

“Transaction Documents” shall mean this Agreement and all other agreements, instruments and certificates expressly contemplated by this Agreement to be executed and delivered by any party in connection with the consummation of the Transactions.

“Transactions” shall mean the transactions contemplated by this Agreement.

“VIE” shall mean ATA Intelligent Learning (Beijing) Technology Limited, a limited liability company incorporated in the PRC, which is a variable interest entity of WFOE according to the United States Generally Accepted Accounting Principle based on a series of contractual arrangements.

“VIE Agreements” shall mean a series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity interest pledge agreement, an exclusive technical consulting and services agreement and a power of attorney among WFOE, VIE, and their nominee shareholders.

EXHIBIT B

Account Information of Sellers

Annex B

Fairness Opinion

ROMA

FAIRNESS OPINION REPORT

FOR THE BOARD OF DIRECTORS OF
ATA Creativity Global

PREPARED BY
ROMA APPRAISALS LIMITED

DATE : 6 MAY 2026
CASE REF : ML/BVCA9931/MAY26

We Value Assets | We Value Our Clients

CASE REF: ML/BVCA9931/MAY26	Rooms 1101-4, 11/F Harcourt House, 39 Gloucester Road, Wan Chai, Hong Kong Tel (852) 2529 6878 Fax (852) 2529 6806 E-mail info@romagroup.com http:// www.romagroup.com

6 May 2026

Board of Directors of

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

Case Ref: ML/BVCA9931/MAY26

Dear Members of the Board of Directors,

Re:	Fairness Opinion — 100% Equity Interest in ATA Testing Authority (Holdings) Limited and Beijing Huanquiuyimeng Education Consultation Corp

In accordance with the instructions from ATA Creativity Global (hereinafter referred to as the “Company”) to us to conduct a fairness opinion to the proposed transaction (the “Transaction”) in related to ATA Creativity Global and ACG International Group Limited’s (collectively, hereinafter referred to as the “Sellers”) intention to sell 100% of its equity interest in ATA Testing Authority (Holdings) Limited and Beijing Huanqiuyimeng Education Consultation Corp. (collectively, hereinafter referred to as the “Target”) to Robox Holding Company ( hereinafter referred to as the “Purchaser”) in exchange for RMB 1 (hereinafter referred to as the “Consideration”) pursuant to the Securities Purchase Agreement (hereinafter referred to as the “Agreement”).

The board of directors of the Company (hereinafter referred to as the “Board”) has requested Roma Appraisals Limited (hereinafter referred to as “Roma Appraisals”) to provide a written opinion (here after referred to as the “Opinion”) as to the fairness, from a financial point of view, of the Consideration as agreed to in the Agreement.

1.	INDEPENDENCE OF ROMA APPRAISAL

Roma Appraisals has developed the Opinion on the basis of an independent review and analysis of the Target Company. The fairness conclusion reach is that of the valuation professionals within Roma Appraisals as well as subject matter professionals within our company. The fees of Roma Appraisals for the Opinion are not contingent in any way on the conclusion reached.

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CASE REF: ML/BVCA9931/MAY26

To the best of our knowledge:

1.	Roma Appraisals and its team do not hold or beneficially own any interest in the Target;

2.	Roma Appraisals has not previously provided valuation services to the Target;

3.	In the future, Roma Appraisals may provide professional services to the Target and/or affiliates in the ordinary course of business.

2.	SCOPE OF REVIEW

In connection with rendering our Opinion, Roma Appraisals had discussed with the management of the Target, conducted the procedures noted below, and relied on information obtained from general procedures, among others:

1.	Reviewed the following documents:

a.	Unaudited consolidated financial statements for the Target and related trial balance regarding to the Target for the 12 month period ended 31 December 2025;

b.	Certain historical business and financial information concerning the Target

c.	Copies of Real Estate Title Certificates and other documents relating to the property

d.	Certain internal documents relating to the past and current operations, financial conditions and probable future outlook of the Target provided by the Management

e.	Documents related to the Transaction, including but not limited to the share purchase agreement

f.	Valuation Report, valuation worksheets and relevant qualifications prepared by Access Partner Consultancy (hereinafter referred to as the “Valuer”)

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CASE REF: ML/BVCA9931/MAY26

And discussed the information referred to above and the background and other elements of the Transaction with the Management;

2.	Discussed with the Management regarding its plan and intentions with respect to the future management and operation of the Target;

3.	Reviewed the valuation report prepared by Valuer, in respect of the valuation of the Target as at 31 December 2025;

4.	Performed certain valuation analysis using generally accepted valuation and analytical technique as applying income approach, market approach, cost approach; and

5.	Conducted such other analyses and considered such other factors as we deemed necessary or appropriate.

3.	REVIEW PROCESS

We have conducted the following procedures during the review process:

•	Discussed with the Management regarding the background of the Transaction, the background of the valuation and other relevant information related to the transaction.

•	Reviewed various versions of the Valuation Report prepared by the Valuer as provided by the Management;

•	Reviewed various versions of the valuation worksheets prepared by the Valuer as provided by the Management; and

•	Presented enquires to the Valuer regarding the valuation methodology and assumptions, sources of data and relevant qualifications and experience of the Valuer, reviewed the replies from the Valuer and presented follow-up enquires to the Valuer when necessary.

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CASE REF: ML/BVCA9931/MAY26

4.	ASSUMPTIONS

In conducting our report, certain major assumptions have to be adopted in order to sufficiently support our conclusion. In addition, our analyses are also subject to specific representations and certain principal assumptions that Management considers necessary and appropriate for adoption in our analysis (as outlined below):

•	We have relied upon the accuracy, completeness, and fair presentation of all data, opinions, and representations provided by Management or obtained from public sources, without independent verification.

•	The Company and its Board have been fully advised by legal counsel and that all statutory procedures required for the Transaction have been validly and timely executed.

•	The information provided regarding the Target and the Transaction is true and material, containing no omissions that would render the information misleading.

•	All representations and warranties within the Agreement are correct and that all parties will perform their respective covenants and obligations in good faith.

•	The final executed versions of all Agreement conform in all material respects to the draft versions previously reviewed by us.

•	There has been no material adverse change in the financial condition, assets, liabilities, or business prospects of the Target since the date of the most recent financial statements provided.

•	All conditions precedent will be satisfied and that the Transaction will be completed strictly according to the terms of the Agreement without any waivers or amendments.

•	There will be no major changes in the political, legal, economic or market conditions that could materially affect the Target or the expected benefits of the Transaction.

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CASE REF: ML/BVCA9931/MAY26

5.	LIMITING CONDITIONS

In forming our opinion, we have primarily relied on the background information in relation to the Transaction provided to us by the Company, the information contained in the Valuation Report and other information provided to us by the Company and the Valuer. We have also relied on public market information to verify the valuation assumptions adopted by the Valuer.

We have not conducted further investigations concerning whether all source data have been provided to us for our assessment and we have no reason to believe that any material source data have been withheld from us.

We have no reason to believe that any material facts have been withheld from us. However, we do not warrant that our investigations have revealed all of the matters which an audit or more extensive examination might disclose.

Since the Consideration was determined based on the Valuation Report, the opinion on the Transaction was mainly based on the fairness opinion on the Valuation Report. This report only assesses the fairness of the valuation methodology and assumptions adopted and should not be interpreted as providing an absolute assurance on the valuation conclusion stated in the Valuation Report.

We have not investigated the title to or any legal liabilities of the Valuation Report. We have assumed no responsibility for the title of the Valuation Report. Save as and except for the purpose stated above, neither the whole nor any part of this report nor any reference thereto may be included in any document, circular or statement without our written approval of the form and context in which it will appear. In accordance with our standard practice, we must state that this report is for the exclusive use of the party to whom it is addressed and for the specific purpose stated above. No responsibility is accepted to any third party for the whole or any parts of its contents. The title of this report shall not pass to the Company until all professional fee has been paid in full.

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CASE REF: ML/BVCA9931/MAY26

6.	STATEMENT OF OUR OPINION

Based on our review and analysis of the Transaction, the Consideration, and the limitations stated herein, we consider the Transaction or the Consideration to be fair from a financial point of view.

Yours faithfully,

For and on behalf of

Roma Appraisals Limited

/s/ Roma Appraisals Limited
YU

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ROMA (META) GROUP

HKEx Stock Code: 8072

Roma (Meta) Group Limited is a Hong Kong listed company. ROMA provides diversified services with the highest standards of professionalism, including business and intangible assets valuation, risk advisory, natural resources consultation, financial instruments valuation, property valuation, purchase price allocation, machinery and equipment valuation, work of art valuation, corporate advisory, ESG (environmental, social and governance) reporting and credit and risk evaluation, etc.

OUR SERVICES:

- Business and Intangible Assets Valuation
- Financial Instruments Valuation
- Property Valuation
- Purchase Price Allocation
- Work of Art Valuation
- Machineries and Equipment Valuation
- Biological Assets Valuation
- ESG & Sustainability Reporting
- Natural Resources Valuation and Technical Advisory
- Auction
- Property Agency
- Land Advisory
- Credit and Risk Evaluation
- Internal Control Advisory
- Background Search and Due Diligence
- Securities Trading
- Asset Management
- Advising on Securities

TOGETHER > We Achieve

ROMA

Members of Roma (Meta) Group Limited

Roma Appraisals Limited

Roma Oil and Mining Associates Limited

Roma Surveyors and Property Consultants Limited
Licence No. : C-056458

Roma Credit and Risk Evaluation Limited

Roma Risk Advisory Limited

Roma Strategic Marketing Limited

M Success Finance Limited

Excellent Success Investments Limited
SFC CE No. BIL 855

Leo Asset Management Limited
SFC CE No. BMT 230

China Office
Unit 2605A, Jinzhonghuan International Business Building,
Futian District, Shenzhen

Singapore Office
68 Circular Road, #02-01, Singapore (049422)

Tel : (852) 2529 6878 (HK) (65) 6258 3096 (SG)
Fax: (852) 2529 6806
www.romagroup.com
info@romagroup.com

Annex C

Form of Subscription Agreement

SUBSCRIPTION AGREEMENT

dated

May 6, 2026

Between

EVERRISE HOLDINGS LLC

and

ATA Creativity Global

relating to the issuance, sale and purchase

of

common shares

of

ATA Creativity Global

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Agreement”) is entered into on May 6, 2026 by and between the party listed in Exhibit A attached hereto (the “Buyer”), and ATA Creativity Global (the “Company”), a company incorporated under the laws of the Cayman Islands. The Buyer and the Company is individually referred to herein as a “Party”, and collectively, the “Parties”.

W I T N E S S E T H:

WHEREAS, the Company desires to sell to the Buyer, and the Buyer desires to purchase from the Company, on the terms and subject to the conditions set forth herein, such number of Subscription Shares (as defined below) as provided herein pursuant to an exemption from the registration requirements of the 1933 Act;

WHEREAS, upon consummation of the transactions contemplated by this Agreement, the Buyer shall be the holder and beneficial owner of its Subscription Shares; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements, and to prescribe certain conditions, with respect to the consummation of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01.          Definitions. The following terms, as used herein, have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. With respect to any natural Person, each of the following Persons is such Person’s Affiliate for purposes of this Agreement: (i) spouse, (ii) parents, and (iii) children.

“Applicable Law” or “Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

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“Business Day” means a day, other than Saturday, Sunday or any other day on which commercial banks in New York, the PRC, the Cayman Islands or Hong Kong are authorized or required by Applicable Law to close.

“Closing Date” means the date of the Closing.

“Company Board” means the board of directors of the Company.

“Contract” means any agreement, contract, lease, indenture, instrument, note, debenture, bond, mortgage or deed of trust or other agreement, commitment, arrangement or understanding.

“CSRC” means the China Securities Regulatory Commission.

“Deposit Agreement” means the deposit agreement dated as of January 28, 2008 by and among the Company, the Depositary and all holders and beneficial owners of the American depositary shares of the Company, as may be amended from time to time.

“Depositary” means Citibank, N.A, acting in its capacity as depositary under the Deposit Agreement, and any successor depositary.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“to the Knowledge of” when used in reference to the Company or the Buyer, means (x) the actual knowledge of any director or executive officer of the Company or the Buyer, as applicable, after due and reasonable inquiry into the relevant matters, and (y) the knowledge of any director or executive officer of the Company or the Buyer, as applicable, as a prudent Person in the position of such Person who shall be deemed to have knowledge of such matters as he/she would have discovered had he/she made such enquiries and investigations as a prudent Person would have made to confirm the subject matter of the statement; for the avoidance of doubt, in the case of clause (y), it shall not include knowledge of matters that involve unanticipated or unexpected events that could arise in relation to the Company’s business of which such Person after having made the required enquiries and investigations would not have reasonably been expected to discover.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, deed of trust, title retention or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including without limitation any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Laws, any lease, sub-lease, occupancy agreement, easement or covenant granting a right of use or occupancy to any Person, any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favor of any Person or other adverse claim of any kind in respect of such property or asset. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

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“Material Adverse Effect” means any result, occurrence, fact, change, development, condition, circumstance, event or effect that individually or in the aggregate with all other results, occurrences, facts, changes, developments, conditions, circumstances, events and effects, is or could reasonably be expected to (i) cause a reduction or increase of at least US$10,000,000 in the total net profits or net losses of the Company for the fiscal year ended December 31, 2025, as the case may be, or a reduction of at least US$10,000,000 in the total net assets of the Company, or (ii) materially hinder, prevent or delay the consummation of the transactions contemplated hereby or by any other Transaction Documents, provided, however, that any material change or effect that results or arises from or relates to any of the following shall not be deemed to constitute or be taken into account in determining a “Material Adverse Effect”: (a) material changes in (i) economic, banking, currency, capital market, regulatory, political or other similar conditions (including acts of war, declared or undeclared, armed hostilities and terrorism), financial, securities, commodities or other market conditions or prevailing interest rates, (ii) conditions or developments generally affecting the industry in which the Company and its Subsidiaries operate, (iii) Applicable Law or accounting standards, principles or interpretations, and (iv) act of God, natural disaster, similar calamity or other force majeure event, unless, in the case of the foregoing clauses (i), (ii) or (iii) such changes have a materially disproportionate effect on the Company and its Subsidiaries taken as a whole, relative to other participants of similar size in the industry and operating generally in the same geographic locations that the Company and its Subsidiaries operate, (b) any action, omission, change, effect, circumstance or condition attributable to or contemplated by the announcement, execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including by reason of the identity of the Buyer or any communication by the Buyer regarding its plans or intentions with respect to the conduct of the business of the Company), (c) any failure by the Company and its Subsidiaries to meet any internal or publicly disclosed projections or forecasts, provided, however, that this exception does not preclude any result, occurrence, fact, change, development, condition, circumstance, event or effect that may have given rise to such failure from being considered in the determination of the Material Adverse Effect, (d) seasonal changes beyond the control of the Company or its Subsidiaries in the results of operations of the Company or any of its Subsidiaries, (e) any action or omission by the Buyer, or (f) any action taken at the written request of the Buyer.

“Memorandum and Articles” means the Fourth Amended and Restated Memorandum and Articles of Association of the Company in effect, as amended and restated from time to time.

“Nasdaq” means Nasdaq Capital Market.

“Overseas Offering and Listing Measures” means the Trail Implementation Management Measures of Overseas Offering and Listing by Domestic Companies issued by the CSRC and its guidelines.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

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“PRC” means People’s Republic of China, excluding, for the purposes of this Agreement only, Hong Kong, the Macau Special Administrative Region and the island of Taiwan.

“Proceeding” means any legal, administrative, arbitral or other claims, suits, actions or proceedings or governmental or regulatory investigations.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities” means any Shares or any equity interest of, or shares of any class in the share capital (ordinary, preferred or otherwise) of, the Company and any convertible securities, options, warrants and any other type of equity or equity-linked securities convertible, exercisable or exchangeable for any such equity interest or shares of any class in the share capital of the Company.

“Shares” means common shares of the Company of par value US$0.01 per share.

“Subsidiary” means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the Company, and includes the VIE Entity and its subsidiaries.

“Tax” means any tax, duty, deduction, withholding, impost, levy, fee, assessment or charge of any nature whatsoever (including, without limitation, income, franchise, value added, sales, use, excise, stamp, customs, documentary, transfer, withholding, property, capital, employment, payroll, ad valorem, net worth or gross receipts taxes) imposed, levied, collected, withheld or assessed by any local, municipal, regional, urban, governmental, state, national or other body in the PRC, the United States or elsewhere (a “Taxing Authority”), and any interest, addition to tax, penalty, surcharge or fine in connection therewith.

“Transaction Documents” means this Agreement and the Investor Rights Agreement.

“US GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession that are in effect from time to time, as codified and described in FASB Statement No. 18, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, and applied consistently throughout the periods involved.

“VIE Entity” means ATA Intelligent Learning (Beijing) Technology Limited, a company incorporated under the laws of the PRC.

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Section 1.02.          Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, and Exhibits are to Articles, Sections, and Exhibits of this Agreement unless otherwise specified. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law. References to “$”, “US$”, “$US”, “U.S. Dollars”, “US dollars”, “USD” or “dollars” are to the currency of the United States of America.

ARTICLE 2

PURCHASE AND SALE

Section 2.01.          Subscription and Sale.

(a)           At the Closing (as defined below), upon the terms and subject to the conditions of this Agreement, the Company agrees to sell to the Buyer, and the Buyer agrees to purchase from the Company, free and clear of any Liens, the number of the Shares (the “Subscription Shares”) as set forth opposite the name of the Buyer in Exhibit A attached hereto (with all ancillary rights pertaining thereto) at a per share purchase price of US$0.4667 (equivalent to US$0.9335 per American depositary share of the Company) and for an aggregate consideration as set forth opposite the name of the Buyer in Exhibit A attached hereto (the “Subscription Price”), which shall be paid in the manner described in Section 2.04.

(b)           If, in the period from the date hereof to the Closing Date (with respect to the Subscription Shares), the Company announces an intention to pay any dividend on any Share or changes the number of Shares or securities convertible into or exchangeable or exercisable for Shares issued and outstanding during such period as a result of a reclassification, share split (including a reverse share split), share dividend or distribution, recapitalization, merger, issuer self-tender or exchange offer, or any similar transaction, the Subscription Price for each Subscription Share shall be equitably adjusted to reflect such change.

Section 2.02.          Closing. The closing of the purchase, subscription and sale of the Subscription Shares hereunder (the “Closing”) shall take place remotely via the exchange of documents and signatures on a date as mutually agreed by the Parties which shall be within five (5) Business Days after the fulfilment or waiver of the conditions set forth in Article 7 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction, or, to the extent permissible, waiver by the Party(ies) entitled to the benefit, of those conditions at the Closing), or at such other time as determined unilaterally by the Company in writing.

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Section 2.03          Closing Deliveries by the Company. At the Closing, the Company shall deliver, or cause to be delivered, to the Buyer:

(a)           a copy of the board resolutions of the Company evidencing approval of the execution, delivery and performance by the Company of this Agreement and the other Transaction Document(s) to which it is a named party and the consummation of the transactions contemplated hereunder and thereunder;

(b)           an extract of the register of members of the Company, dated as of the Closing Date and duly certified by the registered agent or the registered address provider of the Company, evidencing the ownership by the Buyer of the Subscription Shares purchased by the Buyer;

(c)           a PDF copy of the share certificate registered in the name of the Buyer, representing the Subscription Shares purchased by the Buyer; and

(d)           this Agreement and the investor rights agreement in form and substance as attached hereto as Exhibit B (the “Investor Rights Agreement”), duly executed by the Company.

Upon available and following the Closing within a reasonable period, the Company shall deliver, or cause to be delivered, to the Buyer the duly signed share certificate as mentioned in the above Section 2.03 (c) registered in the name of the Buyer, representing the Subscription Shares purchased by the Buyer.

Section 2.04          Deliveries by the Buyer.

(a)           at the Closing, the Buyer shall pay and deliver, or cause to be paid and delivered, to the Company the full Subscription Price in U.S. dollars by wire transfer of immediately available same-day funds to the bank account as designated by the Company in a written wiring instruction;

(b)           at the Closing, the Buyer shall deliver a copy of the board resolutions of the Buyer evidencing approval of the execution, delivery and performance by the Buyer of this Agreement and the other Transaction Document(s) to which it is a named party and the consummation of the transactions contemplated hereunder and thereunder;

(c)           at the Closing, the Buyer shall deliver to the Company a certificate, dated as of the Closing Date executed by an authorized director or officer of the Buyer, certifying that (i) the Buyer has performed all of its covenants, agreements and obligations hereunder required to be performed by it at or prior to the Closing Date and (ii) the representations and warranties of the Buyer contained in Article 4 hereof and in any certificate or other writing delivered by the Buyer pursuant hereto shall be true at and as of the Closing Date as if made at and as of such date; and

(d)           at the Closing, the Buyer shall deliver the Investor Rights Agreement duly executed by a duly authorized director or officer of the Buyer.

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ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer as of the date hereof and as of the Closing Date that, except as set forth in the Company SEC Documents (as defined under Section 3.08) filed prior to the date of this Agreement (without giving effect to any amendment thereto filed on or after the date of this Agreement) (excluding disclosures of non-specific risks faced by the Company included in any forward-looking statement, disclaimer, risk factor disclosure or other similarly non-specific statements that are cautionary, predictive, general or forward-looking in nature) and in the documents disclosed to the Buyer:

Section 3.01.          Organization and Qualification. The Company is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, and has the requisite corporate power and authorization to own, lease and operate its properties and to carry on its business as now being conducted. The Memorandum and Articles are in full force and effect.

Section 3.02.          Subsidiaries. Each of the Company’s Subsidiaries has been duly organized, is validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization, and has the requisite corporate power and authorization to own, lease and operate its properties and to carry on its business as currently conducted.

Section 3.03.          Capitalization. As of the date of this Agreement, the authorized share capital of the Company consists of 500,000,000 Shares. All outstanding Shares of the Company have been issued and granted in compliance with (x) all applicable securities laws and other applicable laws, and (y) all requirements set forth in applicable contracts, without violation of any preemptive rights, rights of first refusal or other similar rights.

Section 3.04.          Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to execute and deliver this Agreement and perform its obligations under this Agreement and the other Transaction Documents and perform its obligations under this Agreement and the other Transaction Documents and to issue the Subscription Shares in accordance with the terms hereof. The Company Board has duly and validly authorized the execution, delivery and performance of this Agreement and the other Transaction Documents and approved the consummation of the transactions contemplated hereby and thereby. This Agreement and the other Transaction Documents have been or will be duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the Buyer, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (the “Bankruptcy and Equity Exception”).

Section 3.05.          No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents and the consummation by the Company of the transactions contemplated hereby and thereby will not (a) result in a violation of the Memorandum and Articles, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract to which the Company or any of its Subsidiaries is a party, or (c) result in a violation of any Applicable Law to the Company or by which any property or asset of the Company is bound or affected, except, in the case of (b) above, for such conflict, default or violation or such binding or effect as would not result in a Material Adverse Effect.

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Section 3.06.          Consents. In connection with the entering into and performance of this Agreement and the other Transaction Documents, subject to the accuracy of the warranties of the Buyer in Section 4.03, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, (a) any Governmental Authority in order for it to execute, deliver or perform any of its obligations under or contemplated hereby or thereby or (b) any third party pursuant to any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained or required to be made with the SEC, the Nasdaq (including, without limitation, a Form 6-K) or the CSRC.

Section 3.07.          Due Issuance; No General Solicitation.

(a)             Subject to Section 2.04(a) above, the Subscription Shares, when issued, sold and delivered in accordance with the terms of this Agreement, will be duly and validly issued, fully paid, non-assessable and free from all Liens, preemptive rights, rights of first refusal, subscription and similar rights except for restrictions arising under the 1933 Act or created by virtue of this Agreement, with the Buyer being entitled to all rights accorded to a holder of the Shares. Assuming the accuracy of the representations and warranties set forth in Section 4.04 of this Agreement, the offer and issuance by the Company of the Subscription Shares is exempt from registration under the 1933 Act.

(b)             Neither the Company, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the 1933 Act) in connection with the offer or sale of the Subscription Shares.

(c)             None of the Company, or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Subscription Shares under the 1933 Act, whether through integration with prior offerings or otherwise.

Section 3.08.          SEC Filings. The Company has timely filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC pursuant to the 1933 Act or the 1934 Act during the twelve (12) months preceding the date of this Agreement (all of the foregoing documents filed with or furnished to the SEC and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “Company SEC Documents”). As of their respective filing or furnishing dates, the Company SEC Documents complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, as applicable, to the respective Company SEC Documents, and none of the Company SEC Documents, at the time they were filed or furnished, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comment letters received from the SEC or its staff.

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Section 3.09.          Financial Statements. As of their respective dates, the financial statements of the Company included in the Company SEC Documents complied as to form in all material respects with applicable accounting requirements with unqualified opinion and the published rules and regulations of the SEC with respect thereto. The consolidated financial statements (including any related notes thereto) included or incorporated by reference in the Company SEC Documents fairly presented in all material respects the consolidated financial position of the Company as of the dates indicated therein and the consolidated results of its operations, cash flows and changes in shareholders’ equity for the periods specified therein. Such financial statements were prepared in accordance with US GAAP applied on a consistent basis (except (a) as may be otherwise indicated in such financial statements or the notes thereto, or (b) in the case of unaudited interim statements, subject to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

Section 3.10.          No Undisclosed Liabilities. Since December 31, 2025, the Company and its Subsidiaries have not had any liabilities or obligations other than (a) liabilities or obligations reflected on, reserved against, or disclosed in the Company’s balance sheet as of December 31, 2025 (excluding those discharged or paid in full prior to the date of this Agreement), (b) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (c) liabilities incurred since December 31, 2025 in the ordinary course of business consistent with past practices and (d) any liabilities incurred pursuant to this Agreement. There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act) that have not been so described in the Company SEC Documents nor any obligations to enter into any such arrangements.

Section 3.11.          Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures as such terms are defined in, and required by, Rule 13a-15 or Rule 15d-15 under the 1934 Act. Such disclosure controls and procedures are effective to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations and (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAAP. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting for the fiscal year ended December 31, 2025 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and such assessment concluded that such controls were effective. To the Knowledge of the Company, there is no reason that its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, without qualification, if and when next due.

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Section 3.12.          Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, from March 31, 2026 to the date of this Agreement, the Company have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been:

(a)             any Material Adverse Effect;

(b)             any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any Taxing Authority to change) in any material aspect of the method of accounting of the Company for Tax purposes;

(c)             any incurrence of material indebtedness for borrowed money, or any guarantee of such indebtedness for another Person, or, except in the ordinary course of business, creation or allowing to exist any Lien of any nature securing obligations on any of material property, undertaking, assets or rights of the Company, or any issue or sale of debt securities, warrants or other rights to acquire any debt security of the Company;

(d)             any receiver, trustee, administrator or other similar Person appointed or commence any bankruptcy or insolvency-related proceeding in relation to the affairs of the Company or its property or any part thereof;

(e)             (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any share capital of the Company except for dividends or other distributions to any of the Company’s wholly owned Subsidiaries or (ii) any redemption, repurchase or other acquisition of any share capital of the Company, except such redemptions, repurchases or acquisitions as have been made through the Company’s existing 10b-18 share repurchase program, if any;

(f)             change of the accounting firm responsible for the audit of the Company, or any material change in any method of accounting or accounting practice by the Company;

(g)             any adoption of resolution to approve petition or similar proceeding or order in relation to a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company; or

(h)             any agreement to carry out any of the foregoing.

Section 3.13.          No Sale to the U.S. None of the Company, its Affiliates, or any Person acting on its or their behalf has, directly or indirectly, made offers or sales of any security, or solicited offers to buy, sell or offer to sell or otherwise negotiate in respect of, in the United States or to any United States citizen or resident, any security that is or would be integrated with the sale of the Subscription Shares in a manner or under circumstances that would require the registration of the Subscription Shares under the 1933 Act.

Section 3.14.          No Directed Selling Efforts. None of the Company, its Affiliates, or any person acting on its or their behalf has engaged in any directed selling efforts (within the meaning of Regulation S) with respect to the Subscription Shares, and each of the Company, its Subsidiaries, their respective Affiliates and each person acting on its or their behalf has complied with the offering restrictions requirement of Regulation S.

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ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Company as of the date hereof and as of the Closing Date that:

Section 4.01.          Corporate Existence and Authorization. The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. On or prior to the Closing Date, the Buyer shall have obtained the approval from its board of directors in relation to the execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereunder. The execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of the Buyer and have been duly authorized by all necessary corporate action on the part of the Buyer. This Agreement constitutes a valid and binding agreement of the Buyer, subject to the Bankruptcy and Equity Exception.

Section 4.02.          No Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby will not (a) result in a violation of its constitutional documents including the memorandum and articles of association or other equivalent documents of the Buyer, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract to which the Buyer is a party, or (c) result in a violation of any Applicable Law with respect to the Buyer or by which any property or asset of the Buyer is bound or affected, except, in the case of (b) above, for such conflict, default or violation or such binding or effect as would not result in a material adverse effect on the businesses and operations of the Buyer.

Section 4.03.          Consent. In connection with the entering into and performance of this Agreement, subject to the accuracy of the warranties of the Company in Section 3.06, the Buyer is not required to obtain any consent, authorization or order of, or make any filing or registration with, (a) any Governmental Authority in order for it to execute, deliver or perform any of its obligations under or contemplated hereby or thereby; or (b) any third party pursuant to any agreement, indenture or instrument to which the Buyer is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained, and except for such consents, authorizations, orders, filings or registrations that, if not obtained or made, would not result in a material adverse effect on the businesses and operations of the Buyer.

Section 4.04.          Status. The Buyer is either (a) not a U.S. Person (as defined in Rule 902 of Regulation S) or (b) an “accredited investor” within the meaning in Rule 501 of Regulation D. The Buyer has the knowledge, sophistication and experience necessary to make an investment decision like that involved in the transactions contemplated hereunder and can bear the economic risk of its investment in the Subscription Shares. The Buyer has such knowledge and experience in financial and business matters as to enable it to make an informed decision with respect to the purchase of the Subscription Shares. The Buyer is a sophisticated investor and has independently evaluated the merits of its decision to purchase the Subscription Shares.

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Section 4.05.          Investment Intent. The Buyer is acquiring the Subscription Shares for investment for its own account and not with a view toward any resale or distribution thereof except in compliance with the 1933 Act. The Buyer does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to any person with respect to the Subscription Shares.

Section 4.06.          General Solicitation. The Buyer is not purchasing the Subscription Shares as a result of any general solicitation or general advertising (within the meaning of Regulation D of the 1933 Act), including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

Section 4.07.          Securities Not Registered. The Buyer understands that the Subscription Shares have not been registered under the 1933 Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the 1933 Act, and that the Securities must continue to be held by the Buyer unless a subsequent disposition thereof is registered under the 1933 Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. The Buyer understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the 1933 Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of the Buyer’s control and which the Company is under no obligation and may not be able to satisfy, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts.

Section 4.08.          Brokers and Finders. The Buyer is not a party to any agreement, arrangement or understanding with any Person that would give rise to any valid right, interest or claim against or upon the Buyer for any brokerage commission, finder’s fee or other similar compensation, as a result of the transactions contemplated hereby.

Section 4.09.          Availability of Funds. The Buyer has, or at the Closing will have, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay all amounts required to be paid by the Buyer pursuant to Section 2.04 of this Agreement.

ARTICLE 5
COVENANTS OF THE COMPANY

Section 5.01.          Actions Prior to Closing. From the date hereof until the Closing, the Company shall, and shall cause each of its Subsidiaries to, conduct its business and affairs in the ordinary course of business consistent with past practice in all material respects, provided, however, that the foregoing shall not restrict, prohibit or apply to (a) the consummation of the transactions contemplated by this Agreement or (b) the sale, transfer or other disposition of any Subsidiaries (or equity interests therein) or VIE Entity by the Company or any of its Subsidiaries, and any actions reasonably related or incidental thereto (“Sale of Subsidiaries”).

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Section 5.02.          Listing of Securities. The Company shall take all reasonable action necessary to continue the listing and trading of its American depositary shares on the Nasdaq and shall comply with the Company’s reporting, filing and other obligations under the rules of the Nasdaq, in each case, through the Closing.

Section 5.03.          Reservation of Shares. The Company shall ensure that it has sufficient number of duly authorized Shares at the Closing to comply with its obligations to issue the Subscription Shares.

ARTICLE 6
ADDITIONAL COVENANTS; COVENANTS OF THE BUYER

Section 6.01.          Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each Party shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Laws to timely consummate the transactions contemplated by this Agreement (including the satisfaction, but not the waiver, of the conditions set forth in Article 7). During the period from the date of this Agreement through the Closing Date, except as required by Applicable Law, as contemplated by this Agreement or with the prior written consent of the other Party hereto, no Party will take any action which, or fail to take any action the failure of which to be taken, would, or would reasonably be expected to (a) result in any of the representations and warranties set forth in Article 3 or Article 4 on the part of the Party taking or failing to take such action being or becoming untrue in any respect, (b) result in any conditions set forth in Article 7 not to be satisfied, or (c) result in any material violation of any provision of this Agreement. It will be deemed as a material breach of this Agreement by the Buyer in the event of the failure to timely consummate the transactions contemplated by this Agreement due to any reason attributable to the Buyer.

Section 6.02.          Public Disclosure. Without limiting any other provision of this Agreement, the Company shall be entitled to, to the extent permitted by Applicable Law, issue any press release or public statement with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, and the Buyer will not issue any press release or make any public statement with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby prior to obtaining written consent from the Company, except as may be required by Applicable Law or any listing agreement with or requirement or rules of the applicable securities exchange.

Section 6.03.        Confidentiality.

(a)           Subject to the exceptions set forth in this Section 6.03, each Party acknowledges and agrees that the following are confidential (“Confidential Information”): this Agreement and the other Transaction Documents, the transactions contemplated herein and therein, information regarding this Agreement and the other Transaction Documents, information regarding the Company, the Buyer and its Affiliates, and information, materials and documents obtained pursuant to this Agreement, with the exception that any of the foregoing which (i) is or becomes generally available to the public other than as a result of a disclosure in violation of this Agreement or other obligation of confidentiality, (ii) was available on a nonconfidential basis prior to its disclosure pursuant to this Agreement or the transactions contemplated hereunder, or (iii) becomes available on a nonconfidential basis from a Person who is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.

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(b)           No disclosure of the Confidential Information is permitted except (i) to directors, officers, employees and/or business, legal or financial advisors of the Company or the Buyer as necessary to the performance of its obligations in connection herewith and with this Agreement so long as such Persons agree to maintain the confidentiality of the Confidential Information so disclosed, (ii) as the Parties may mutually agree in writing (including the language of any disclosure), (iii) to any Governmental Authority to the extent reasonably required for the purposes of the Tax affairs of the party, (iv) to the extent advised by competent legal counsel that such disclosure is required by Applicable Law (including but not limited to the rules or requirements of any stock exchange, including The Stock Exchange of Hong Kong Limited (the “SEHK”)) or Governmental Authority, in which case the Parties shall, to the extent allowed under the circumstances, in good faith attempt to agree on the content of the disclosure, (v) that the Company and the Buyer may be required to file with the SEC or the SEHK (as the case may be) such announcements, shareholders’ circulars or other documents and such schedules and forms as may be required under Applicable Law or rules or requirements of the SEC or the SEHK, as applicable, which may need to contain information relating to this Agreement and other Transaction Documents and the transactions contemplated hereunder and thereunder and information relating to the Company and its Affiliates and as an exhibit thereto a copy of this Agreement, and nothing contained in this Section 6.03 is intended to limit or restrict such ability to file such schedules and forms or any amendments thereto. The covenants set forth in this Section 6.03 will survive any termination of this Agreement.

Section 6.04.          Compliance with Securities Laws. The Buyer hereby acknowledges that it is aware and that its Affiliates, officers, directors, employees, agents, attorneys, accountants, advisors and representatives are either aware or have been advised that, the United States securities laws prohibit any person having material nonpublic information about a company from purchasing or selling listed securities of that company. The Buyer hereby undertakes that (i) it will use the Confidential Information and all nonpublic, proprietary or other confidential information, whether in oral, written or other form, which the Company or its representatives either directly or indirectly discloses to it or provides it with access to, only in accordance with Applicable Laws, including all applicable federal and state securities laws of the United States; and (ii) it will observe all applicable laws relating to insider trading and only purchase, sell or otherwise participate in the trading of the listed securities of the Company to the extent permissible under applicable federal and state securities laws of the United States.

Section 6.05.          Notices of Certain Events. Each Party shall promptly notify the other Party of:

(a)           any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)           any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)           any Proceeding commenced or, to the Knowledge of such Party, threatened against, relating to or involving or otherwise affecting such Party that, if pending on the date of this Agreement, would or could reasonably be expected to hinder, prevent or delay the consummation of the transactions contemplated hereunder;

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(d)           any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 7.01 or Section 7.02 (as the case may be) not to be satisfied; and

(e)           any failure by such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that could reasonably be expected to cause the conditions set forth in Section 7.01 or Section 7.02 (as the case may be) not to be satisfied;

provided, however, that the delivery of any notice pursuant to this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

Section 6.06.         CSRC Filing. As soon as practical but in any event within three (3) Business Days after the Closing, the Parties shall cooperate with each other to prepare and for the Company to file all required filing materials with the CSRC in relation to the transactions contemplated by this Agreement in accordance with the Overseas Offering and Listing Measures.

Section 6.07.         Use of Proceeds. Subject to the approval by the Company Board, the Parties agree that the net proceeds from the sale of the Subscription Shares shall be used for the general working capital of the Company.

ARTICLE 7
CONDITIONS TO CLOSING

Section 7.01.         Conditions to Obligations of the Company. The obligations of the Company to issue and sell the Subscription Shares at the Closing are subject to the satisfaction, or waiver by the Company, of each of the following conditions:

(a)           The Company shall have received the same-day funds in the full amount of the Subscription Price for the Subscription Shares being purchased;

(b)           The representations and warranties made by the Buyer in Article 4 hereof shall be true, correct and complete in all material aspects with respect to the subjects covered therein when made, and shall be true, correct and complete in all material aspects as of the Closing Date with the same force and effect as if they had been made on and as of such date subject to changes contemplated by this Agreement (except in either case for those representations and warranties that address matters only as of a particular date, which representations and warranties shall be true, correct and complete in all material respects as of such particular date);

(c)           Each of the Parties to the Transaction Documents, other than the Company, shall have executed and delivered such Transaction Documents that are required to be executed by it to the Company; and

(d)           No provision of any Applicable Law or action by any Governmental Authority shall prohibit, challenge or seek to make illegal the consummation of any transactions contemplated by the Transaction Documents.

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Section 7.02.         Conditions to Obligation of the Buyer. The obligations of the Buyer to purchase the Subscription Shares and pay its Subscription Price on the Closing Date are subject to the fulfillment and the satisfaction or waiver by the Buyer of each of the following conditions:

(a)           Trading in the Company’s American depositary shares shall not have been suspended by the SEC or the Nasdaq (except for any suspensions of trading of not more than one trading day solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement, and the Company’s American depositary shares shall have been at all times since such date listed for trading on the Nasdaq;

(b)           The representations and warranties made by Company in Article 3 hereof shall be true, correct and complete in all material aspects with respect to the subjects covered therein when made, and shall be true, correct and complete in all material aspects as of the Closing Date with the same force and effect as if they had been made on and as of such date subject to changes contemplated by this Agreement (except in either case for those representations and warranties that address matters only as of a particular date, which representations and warranties shall be true, correct and complete in all material respects as of such particular date); and

(d)           There is no Material Adverse Effect since December 31, 2025, except for the Sale of Subsidiaries or any disclosed in any press release or filings (if any) as filed, furnished or disclosed by the Company with the SEC pursuant to the 1933 Act or the 1934 Act.

ARTICLE 8
SURVIVAL

Section 8.01.         Survival. The representations and warranties of the Parties set forth in Article 3 and Article 4 of this Agreement shall survive the execution and delivery of this Agreement and the Closing until the date that is one (1) year after the Closing. The covenants and other agreements of each Party contained in this Agreement shall survive the Closing until fully discharged in accordance with their terms, except for those covenants and agreements which shall be complied with or discharged prior to the Closing in accordance with the terms of this Agreement.

ARTICLE 9
TERMINATION

Section 9.01.         Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a)           by mutual written agreement of the Company and the Buyer;

(b)           by written notice from the Company to the Buyer, if there shall be any Applicable Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited; or

(c)           by written notice from the Company to the Buyer if the Closing has not been consummated on or prior to June 30, 2026.

Section 9.02.          Effect of Termination. If this Agreement is terminated as permitted by Section 9.01, this Agreement shall cease to have any further effect, except that, provisions of Section 6.03, this Article 9 and Article 10 shall survive such termination. Except as otherwise provided herein, a termination pursuant to Section 9.01 shall be without liability of either Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party to this Agreement.

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ARTICLE 10
MISCELLANEOUS

Section 10.01.        Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to the Buyer, to:

Address: 3909 S Maryland Pkwy Ste 314Las Vegas, NV, US, 89119

Attention: [*]

Email: [*]

if to the Company, to:

Address: 1F Block 2 East Gate, 39 Dong San Huan Zhong Road, Chao Yang

District, Beijing 100022, China

Attention: Ruobai Sima

Email: simaruobai@acgedu.cn

or such other address as such Party may hereafter specify for the purpose by notice to the other Party in the manner set forth in this Section 10.01. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 10.02.        Amendments and Waivers.

(a)           Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b)           No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law, unless otherwise provided for in this Agreement.

Section 10.03.        Expenses. Except as otherwise provided herein, all costs and expenses (including but not limited to transfer, documentary, sales, use, stamp, registration and other similar Taxes) incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

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Section 10.04.        Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party hereto; except that the Buyer may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that no such transfer or assignment shall relieve the Buyer of its obligations hereunder or enlarge, alter or change any obligation of the other Party hereto or due to the Buyer; provided further that the Buyer shall provide the Company with written proof evidencing the affiliation relationship between them to the Company’s satisfaction prior to such transfer, failing which, no such transfer can be made by the Buyer.

Section 10.05.       Governing Law. This Agreement shall be governed by and construed in all respects by the law of the State of New York, without regard to principles of conflict of laws thereunder.

Section 10.06.       Dispute Resolution. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination and the Parties’ rights and obligations hereunder (each, a “Dispute”) shall be referred to and finally resolved by arbitration (the “Arbitration”) in the following manner:

(a)           The Arbitration shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”);

(b)           The Arbitration shall be procedurally governed by the HKIAC Administered Arbitration Rules as in force at the date on which the claimant party notifies the respondent party in writing (such notice, a “Notice of Arbitration”) of its intent to pursue Arbitration, which are deemed to be incorporated by reference and may be amended by this Section 10.06;

(c)           The seat and venue of the Arbitration shall be Hong Kong and the language of the Arbitration shall be English;

(d)           A Dispute subject to Arbitration shall be determined by a panel of three (3) arbitrators (the “Tribunal”). One (1) arbitrator shall be nominated by the claimant party (and to the extent that there is more than one claimant party, by mutual agreement among the claimant parties) and one (1) arbitrator shall be nominated by the respondent party (and to the extent that there is more than one respondent party, by mutual agreement among the respondent parties). The third arbitrator shall be jointly nominated by the claimant party’s and respondent party’s respectively nominated arbitrators and shall act as the presiding arbitrator. If the claimant party or the respondent party fails to nominate its arbitrator within thirty (30) days from the date of receipt of the Notice of Arbitration by the respondent party or the claimant and respondent parties’ nominated arbitrators fail to jointly nominate the presiding arbitrator within thirty (30) days of the nomination of the respondent-nominated arbitrator, either party to the Dispute may request the Chairperson of the HKIAC to appoint such arbitrator; and

(e)            The Parties agree that all documents and evidence submitted in the Arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the parties otherwise agree in writing. The arbitral award is final and binding upon the parties to the Arbitration.

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Section 10.07.        Professional Fees. Each of the Parties shall pay its own fees and expenses, including legal, accounting and out-of-pocket costs incurred by it in connection with the transactions contemplated hereby.

Section 10.08.        Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Signatures in the form of electronically imaged “PDF” shall be deemed to be original signatures for all purposes hereunder. The Parties irrevocably and unreservedly agree that this Agreement may be executed by way of electronic signatures and the Parties agree that this Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

Section 10.08.        Effectiveness; Third Party Beneficiaries. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.

Section 10.09.        Entire Agreement. This Agreement together with the other Transaction Documents constitutes the entire agreement between the Parties with respect to the subject matter of hereof and thereof and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof and thereof.

Section 10.10.        Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.11.        No Partnership. The Parties expressly do not intend to form a partnership, either general or limited, under any jurisdiction’s partnership law. The Parties do not intend to be partners to each other, partners to any third party, or create any fiduciary relationship among themselves, solely by virtue of transactions contemplated hereby or the Buyer’s status as holder of the Subscription Shares.

Section 10.12.        Further Assurances. Each Party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other Party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ATA Creativity Global

By:
Name: Kevin Xiaofeng Ma
Title: Chairman and CEO

Signature Page to Subscription Agreement

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

EVERRISE HOLDINGS LLC

By:
Name:
Title:

Signature Page to Subscription Agreement

EXHIBIT A

BUYER AND SUBSCRIPTION SHARES

Name of Buyer	Number of Subscription Shares Purchased	Subscription Price
EVERRISE HOLDINGS LLC	45,306,792	US$21,145,961

Exhibit A to Subscription Agreement

EXHIBIT B

FORM OF INVESTOR RIGHTS AGREEMENT

Exhibit B to Subscription Agreement

Annex D

FORM OF IRA

INVESTOR RIGHTS AGREEMENT

dated

May 6, 2026

by and among

ATA Creativity Global

Mr. Xiaofeng Ma

Able Knight Development Limited

Joingear Limited

Mr. Jun Zhang

Arts Consulting Limited

and

EVERRISE HOLDINGS LLC

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is made and entered into on November 17, 2025 by and among:

1)	ATA Creativity Global, a company incorporated under the laws of the Cayman Islands (the “Company”);

2)	Xiaofeng Ma, a PRC citizen (“Mr. Ma”);

3)	Able Knight Development Limited, a company incorporated under the laws of the British Virgin Islands (“Able Knight”);

4)	Joingear Limited, a company incorporated under the laws of the British Virgin Islands (“Joingear”, together with Mr. Ma and Able Knight, “Mr. Ma Parties”);

5)	Jun Zhang, a PRC citizen (“Mr. Zhang”);

6)	Arts Consulting Limited, a company incorporated under the laws of the British Virgin Islands (“ArtsCL”, together with Mr. Zhang, “Mr. Zhang Parties”); and

7)	EVERRISE HOLDINGS LLC, a company incorporated under the laws of the Cayman Islands (the “Investor”).

Each of the parties to this Agreement is referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Investor has agreed to purchase from the Company, and the Company has agreed to sell to the Investor, certain number of Common Shares (the “Subscription Shares”), on the terms and conditions set forth in that certain Subscription Agreement dated on May 6, 2026 between the Company and the Investor, as may be amended, modified or supplemented from time to time in accordance with the terms thereof (the “Subscription Agreement”); and

WHEREAS, this Agreement is being entered into by the Parties hereto in connection with the execution and delivery of the Subscription Agreement and sets forth certain rights and obligations of the Parties hereto.

NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1             Definitions. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

“ADS” means American Depositary Shares, each of which represents two Common Shares, of the Company;

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. In the case of the Investor, the term “Affiliate” also includes (v) any shareholder of the Investor, (w) any of such shareholder’s or Investor’s general partners or limited partners, (x) the fund manager managing such shareholder or Investor (and general partners, limited partners and officers thereof) and (y) trusts Controlled by or for the benefit of any such Person referred to in (v), (w) or (x);

“Applicable Securities Laws” means with respect to any offering of securities in the United States, or any other act or omission within that jurisdiction, the securities laws of the United States, including the Exchange Act and the Securities Act, and any applicable Law of any state of the United States;

“Board” means the board of directors of the Company;

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in New York, the PRC, the Cayman Islands or Hong Kong are required or authorized by Law to be closed;

“Closing” means the closing of the transactions contemplated under the Subscription Agreement;

“Closing Date” means the date of the Closing;

“Common Shares” mean the common shares of the Company with a par value of US$0.01 per share;

“Competitor” means any Person, that (either on its/his/her own account or through any of its/his/her Affiliates) is at the relevant time of determination engaged in art and creativity education business and overseas study counselling business or other businesses substantially similar to or be the same as that being conducted by the Company and/or its Subsidiaries;

“Control” of a given Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person or securities that represent a majority of the outstanding voting securities of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing;

“Deposit Agreement” means the deposit agreement dated as of January 28, 2008 by and among the Company, the Depositary and all holders and beneficial owners of the American depositary shares of the Company, as may be amended from time to time;

“Depositary” means Citibank, N.A, acting in its capacity as depositary under the Deposit Agreement, and any successor depositary;

“Director(s)” means the director(s) of the Company;

“Effective Date” means the date that a Registration Statement filed pursuant to Section 3.1(a)(1) is first declared effective by the SEC;

“Equity Securities” means, with respect to any Person that is a legal entity, any and all shares of capital stock, membership interests, units, profits interests, ownership interests, equity interests, registered capital, and other equity securities of such Person, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to acquire any of the foregoing, or security convertible into, exchangeable or exercisable for any of the foregoing, or any contract providing for the acquisition of any of the foregoing;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“FINRA” means the Financial Industry Regulatory Authority;

“Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of Registrable Securities;

“Governmental Authority” means any government of any nation or any federation, province or state or any other political subdivision thereof; any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the People’s Republic of China or any other country, or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization;

“Holder” means any Person owning or having the right to acquire Registrable Securities;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Law” means any federal, national, foreign, supranational, state, provincial or local statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law), official policy, rule or interpretation of any Governmental Authority with jurisdiction over the Company, the Shareholders or other parties hereto, as the case may be;

“Memorandum and Articles” means the Fourth Amended and Restated Memorandum and Articles of Association of the Company in effect, as amended and restated from time to time;

“Nasdaq” means the Nasdaq Capital Market;

“Participating Holder” means with respect to any registration, any Holder of Registrable Securities covered by the applicable Registration Statement;

“Person” means any individual, partnership, corporation, association, joint stock company, trust, joint venture, limited liability company, organization, entity or Governmental Authority;

“PRC” means People’s Republic of China, excluding, for the purposes of this Agreement only, Hong Kong, the Macau Special Administrative Region and the island of Taiwan.

“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including pre- and post-effective amendments to such Registration Statement, and all other material incorporated by reference in such prospectus;

“Registrable Securities” means any Common Shares owned by any of Mr. Ma Parties or Mr. Zhang Parties or the Investor, and Common Shares issued or issuable in respect of such Common Shares upon any share split, share dividend, share combination or consolidation, recapitalization, reclassification or other similar event in relation to the Common Shares (including, in each case, as long as the ADSs remain listed on a national recognized securities market, Common Shares in the form of ADSs (it being understood that while any offers and sales made under a Registration Statement contemplated by this Agreement will be of ADSs, the securities to be registered by any such Registration Statement under the Securities Act are Common Shares, and the ADSs are registered under a separate Form F-6); provided, however, that any such Registrable Securities shall cease to be Registrable Securities for all purposes hereunder upon the earliest to occur of the following: (A) the sale by any Person of such Registrable Securities to the public either pursuant to a registration statement under the Securities Act or under Rule 144 (in which case, only such Registrable Securities sold shall cease to be Registrable Securities) or (B) such Registrable Securities becoming eligible for sale by the Holder pursuant to Rule 144 without volume or manner-of-sale restrictions (but only if the Company has effected the removal of any legend from the certificates evidencing the Registrable Securities and any conversion into the ADS requested by such Holder);

“Registration Statement” means any registration statement of the Company that covers Registrable Securities pursuant to the provisions of this Agreement filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement;

“Rule 144” means Rule 144 as promulgated by the SEC under the Securities Act, as such rule may be amended from time to time, or any similar successor rule that may be promulgated by the SEC;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities” means any Common Share or any equity interest of, or shares of any class in the share capital (ordinary, preferred or otherwise) of, the Company and any convertible securities, options, warrants and any other type of equity or equity-linked securities convertible, exercisable or exchangeable for any such equity interest or shares of any class in the share capital of the Company;

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Shareholder” or “Shareholders” means Persons who hold the Common Shares from time to time;

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint stock company, joint venture, or other organization or entity, whether incorporated or unincorporated, which is Controlled by such Person and, for the avoidance of doubt, the Subsidiaries of any Person shall include any variable interest entity over which such Person or any of its Subsidiaries effects Control pursuant to contractual arrangements and which is consolidated with such Person in accordance with generally accepted accounting principles applicable to such Person;

“Trading Day” means a day on which the principal Trading Market is open for business;

“Trading Market” means any of the following markets or exchanges on which the ADSs is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing);

“Transaction Documents” mean this Agreement, the Subscription Agreement and each of the other agreements and documents entered into or delivered by the Parties hereto in connection with the transactions contemplated by the Subscription Agreement;

“Transfer” (or any correlative term) means, in respect of any Equity Securities, a direct or indirect sale, assignment, pledge, charge, mortgage, hypothecation, gift, placement in trust (voting or otherwise) or transfer by operation of Law of such Equity Securities (including through the transfer of shares or ownership interest in any person that directly or indirectly Controls any person that holds such Equity Securities), or the creation of a security interest in, or lien on, or any other encumbrance or disposal (directly or indirectly and whether or not voluntary) on such Equity Securities, and shall include any transfer by will or intestate succession or entry into any swap or other derivatives transaction that transfers to any person, in whole or in part, any of the economic benefits or risks of ownership of such Equity Securities, whether any such transaction is to be settled by delivery of such Equity Securities or other Equity Securities, in cash or otherwise;

“Voting Securities” means the Common Shares and any other Securities which are entitled to vote in any meeting of Shareholders of the Company or grant a consent or approval with respect to any matter over which a consent or approval of the holders of any voting securities is sought.

Section 1.2        Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)           when a reference is made in this Agreement to an Article or Section, such reference is to an Article or Section of this Agreement;

(b)           the headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)           the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d)           all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(e)           the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(f)            references to a Person are also to its successors and permitted assigns; and

(g)             the use of the term “or” is not intended to be exclusive.

ARTICLE II

TRANSFER RESTRICTIONS

Section 2.1             Restrictions on Transfer by the Investor.

(a)             Co-Sale Right of Mr. Ma Parties and Mr. Zhang Parties. If, at any time, the Investor proposes to Transfer in a transaction pursuant to an exemption from the registration requirements under the Securities Act any of the Subscription Shares, then the Investor shall promptly give written notice (the “Transfer Notice”) to each of Mr. Ma Parties, Mr. Zhang Parties and the Company prior to such Transfer. The Transfer Notice shall describe in reasonable detail the proposed Transfer including, without limitation, the number of Equity Securities to be Transferred (the “Offered Shares”), the nature of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee or acquirer. The Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Transfer (if any). Mr. Ma Parties and Mr. Zhang Parties (the “Co-Sale Holders”) shall have the right, exercisable upon written notice to the Investor and the Company (the “Co-Sale Notice”) within twenty (20) Business Days after receipt of the Transfer Notice (the “Co-Sale Right Period”), to participate in the sale of the Offered Shares at the same price and subject to the same terms and conditions as set forth in the Transfer Notice. The Co-Sale Notice shall set forth the number of Shares (on an as-converted basis) that such Co-Sale Holder wishes to include in such Transfer, which amount shall not exceed the Co-Sale Pro Rata Portion (as defined below) of such Co-Sale Holder. To the extent any Co-Sale Holder exercises such right of co-sale in accordance with the terms and conditions set forth below, the number of the Offered Shares that the Investor may sell in the transaction shall be correspondingly reduced. The co-sale right of each Co-Sale Holder shall be subject to the following terms and conditions:

1)	Co-Sale Pro Rata Portion. A Co-Sale Holder may sell all or any part of that number of Common Shares held by or issuable to it (on an as-converted basis) that is equal to the product obtained by multiplying (x) the aggregate number of the Offered Shares subject to the co-sale right hereunder by (y) a fraction, the numerator of which is the total number of Common Shares held directly or indirectly by such Co-Sale Holder (calculated on an as-converted basis) at the time of the date of Transfer Notice and the denominator of which is the combined number of Common Shares held by the Investor and Common Shares held directly or indirectly by such Co-Sale Holder (calculated on an as-converted basis) at the time of the date of the Transfer Notice(the “Co-Sale Pro Rata Portion”). Notwithstanding the foregoing, in the event that the sale of the Offered Shares by the Investor leads to that the Investor (together with its Affiliate(s)) ceases to hold more than 20% of the outstanding Voting Securities of the Company, each Co-Sale Holder shall have the option (but not the obligation) to sell all the Equity Securities in the Company held by it, prior to the Investor, to the prospective purchaser at the same price and on materially equivalent terms and conditions as those offered by the prospective purchaser.

2)	Transferred Shares. A Co-Sale Holder shall effect its participation in the co-sale by promptly delivering to the Investor for transfer to the prospective purchaser instrument(s) of transfer executed by such Co-Sale Holder and one or more certificates, properly endorsed for transfer, which represent the number of the Common Shares or other Equity Securities in the Company which such Co-Sale Holder elects to sell; provided however, if the Investor proposes to Transfer any ADSs to the prospective purchaser, or if the prospective purchaser objects to the Transfer of the Common Shares in lieu of the ADSs, upon written request of such Co-sale Holder, the Company shall convert such Common Shares into ADSs.

3)	Payment to Co-Sale Holders; Registration of Transfer. The share certificate or certificates that a Co-Sale Holder delivers to the Investor shall be transferred to the prospective purchaser in consummation of the Transfer of the Offered Shares pursuant to the terms and conditions specified in the Transfer Notice, and the Investor shall concurrently therewith remit to the Co-Sale Holder exercising the co-sale right that portion of the sale proceeds to which the Co-Sale Holder is entitled by reason of its participation in such Transfer. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase Common Shares or other securities from the Co-Sale Holders exercising the co-sale right hereunder, the Investor shall not Transfer to such prospective purchaser or purchasers any Offered Shares unless and until, simultaneously with such Transfer, the Investor shall purchase such Common Shares or other securities from the Co-Sale Holders exercising the co-sale right pursuant to the terms and conditions specified in the Transfer Notice. The Company shall, upon surrendering by the Co-Sale Holder or the Investor of the certificates for the Common Shares or other securities being Transferred from the Co-Sale Holders as provided above, make proper entries in the register of members of the Company and cancel the surrendered certificates and issue any new certificates in the name of the prospective purchase or the Investor, as the case may be, as necessary to consummate the transactions in connection with the exercise by the Co-Sale Holder of its co-sale rights under this Section 2.2(b).

4)	Procedure of the Transfer by the Investor. Subject to other provisions under this Section 2.1(a), the Investor shall have a period of ninety (90) days from the expiration of the Co-Sale Right Period in which to sell the remaining Offered Shares that have not been taken up by the co-sale rights exercised by Mr. Ma Parties and Mr. Zhang Parties, to the prospective transferee identified in the Transfer Notice upon terms and conditions (including the purchase price) no more favorable to such prospective transferee than those specified in the Transfer Notice, so long as any such sale is effected in accordance with all applicable Laws. In the event that the Investor does not consummate the sale of such Offered Shares to the prospective transferee identified in the Transfer Notice within such ninety (90) day period, the co-sale right of Mr. Ma Parties and Mr. Zhang Parties under this Section 2.2(b) shall be re-invoked and shall be applicable to each subsequent Transfer of such Offered Shares by the Investor until such rights lapse in accordance with the terms of this Agreement.

(b)           Permitted Transfer. Notwithstanding anything contrary in this Agreement, the restrictions in the foregoing subsection (a) on the Investor’s right to Transfer in a transaction pursuant to an exemption from the registration requirements under the Securities Act shall not apply to any Transfer by the Investor to its Affiliate provided that such Affiliate of the Investor is not a Competitor of the Company or an Affiliate of the Competitor. Subject to the foregoing subsection (a), the Investor shall cause any permitted transferee of any Transfer of the Subscription Shares to execute and deliver to the Company a joinder agreement becoming a Party hereto as an “Investor” subject to the terms and conditions hereof (to the extent practical).

(c)           Void Transfer. Any purported Transfer by the Investor in violation of this Article II shall be null and void and of no force and effect and the Company shall refuse to recognize any such Transfer and shall not register or otherwise reflect on its records any change in ownership of such Equity Securities in the Company purported to have been Transferred.

ARTICLE III

REGISTRATION RIGHTS

Section 3.1            Registration Rights. The Company agrees to grant each Holder the following registration rights and the Investor undertakes to use its best efforts to cause the Company to ensure the full exercise and enforcement of the registration rights of Mr. Ma Parties and Mr. Zhang Parties, including but not limited to procuring any Director nominated by the Investor (if any) to cooperate with the exercise of such rights:

(a)           Demand Registration.

1)	Registration Statements. At any time or from time to time after the date that is six (6) months after the Closing Date, each of the Holders may request in writing that the Company prepare and file with the SEC a Registration Statement on Form F-3 (or, if Form F-3 is not then available to the Company or is not permitted to cover all Registrable Securities requested by the Holder for registration, on such form of registration statement (including without limitation Form F-1, as applicable) as is then available to effect a registration for resale of all of the applicable Registrable Securities) for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (the “Shelf Registration Statement”). Such Shelf Registration Statement shall, subject to the limitations of Form F-3 (as applicable), include without limitation the aggregate amount of Registrable Securities to be registered therein and shall contain (except if otherwise required pursuant to written comments received from the SEC upon a review of such Shelf Registration Statement) the customary “Plan of Distribution” section. To the extent the staff of the SEC does not permit all of the Registrable Securities to be registered on the Shelf Registration Statement filed pursuant to this Section 3.1(a) or for any other reason any Registrable Securities are not then included in a Registration Statement filed under this Agreement, the Company shall (i) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Shelf Registration Statement as required by the SEC; and/or (ii) withdraw the Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering without limitation the maximum number of Registrable Securities permitted to be registered by the SEC, on Form F-3 or such other form (including without limitation Form F-1, as applicable) available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its commercially reasonable efforts to advocate with the SEC for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the SEC for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis to the Holders based on the total number of unregistered Registrable Securities held by such Holders, subject to a determination by the SEC that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In addition, if any SEC Guidance requires any Person seeking to sell securities under a Registration Statement filed pursuant to this Agreement to be specifically identified as an “underwriter” in order to permit such Registration Statement to become effective, and such Person does not consent to being so named as an underwriter in such Registration Statement, then, in each such case, the Company shall reduce the total number of Registrable Securities to be registered on behalf of such Person, until such time as the SEC does not require such identification or until such Person accepts such identification and the manner thereof. In the event the Company amends the Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by SEC or SEC Guidance provided to the Company or to registrants of securities in general, one or more Registration Statements on Form F-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Shelf Registration Statement, as amended, or the New Registration Statement (the “Remainder Registration Statement”).

2)	Effectiveness. The Company shall use reasonable best efforts to have the Shelf Registration Statement or New Registration Statement declared effective as soon as practicable but in any event within thirty (30) days after the Holder(s) requests to file the Registration Statement (including filing with the Commission a request for acceleration of effectiveness in accordance with Rule 461 promulgated under the Securities Act) (the “Effectiveness Deadline”), and shall use its commercially reasonable efforts to keep the Shelf Registration Statement or New Registration Statement continuously effective under the Securities Act until the earlier of (a) such time as all of the Registrable Securities covered by such Registration Statement have been publicly sold by the Holders; or (b) the date that all Registrable Securities covered by such Registration Statement may be sold without volume or manner-of-sale restrictions pursuant to Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to the Depositary and the affected Holders (the “Effectiveness Period”). The Company shall notify each Holder by e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after any Registration Statement is declared effective and shall simultaneously provide each Holder with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby. During the Effectiveness Period, the Company shall use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of each Registration Statement or the use of any Prospectus contained therein, or the suspension of the qualification, or the loss of an exemption from qualification, of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment.

3)	If: (i) the Shelf Registration Statement or the New Registration Statement, as applicable, is not declared effective by the SEC (or otherwise does not become effective) for any reason on or prior to the Effectiveness Deadline; (ii) after its Effective Date, (A) such Registration Statement ceases for any reason (including without limitation by reason of a stop order, or the Company’s failure to update the Registration Statement), to remain continuously effective as to all Registrable Securities included in such Registration Statement or (B) the Company suspends the use of the Prospectus contained in the Registration Statement; or (iii) the Company fails to satisfy the current public information requirement pursuant to Rule 144(c)(1) as a result of which the Holders are unable to sell Registrable Securities without restriction under Rule 144 (or any successor thereto) and fails to cure any such failure to satisfy the Rule 144(c)(1) requirement within fifteen (15) Business Days following the date upon which the Holder notifies the Company in writing that such Holder is unable to sell Registrable Securities as a result thereof, (any such failure or breach in clauses (i) through (iii) above being referred to as an “Event,” and the date on which such Event occurs, being referred to as an “Event Date”), then in addition to any other rights the Holders may have hereunder or under applicable Law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the earlier of (i) the applicable Event is cured or (ii) the Registrable Securities are eligible for resale pursuant to Rule 144 without manner of sale or volume restrictions, the Company shall pay to such Holder an amount in cash, as partial liquidated damages and not as a penalty (“Liquidated Damages”), equal to 1.67% of the fair market value of the unregistered Registrable Securities then held by such Holder being calculated on the basis of the closing price of the ADSs on the principal Trading Market as of the date such Holder requests to file the Shelf Registration Statement. The Parties agree that (i) notwithstanding anything to the contrary herein or in the Subscription Agreement, no Liquidated Damages shall be payable with respect to any period after the expiration of the Effectiveness Period (it being understood that this sentence shall not relieve the Company of any Liquidated Damages accruing prior to the Effectiveness Deadline). If the Company fails to pay any Liquidated Damages pursuant to this Section 3.1(c) in full within five (5) Business Days after the date payable, the Company shall pay interest thereon at a rate of 1.67% per month (or such lesser maximum amount that is permitted to be paid by applicable Law) to the Holder, accruing daily from the date such Liquidated Damages are due until such amounts, plus all such interest thereon, are paid in full. The Liquidated Damages pursuant to the terms hereof shall apply on a daily pro-rata basis for any portion of a month prior to the cure of an Event, except in the case of the first Event Date. The Company shall not be liable for Liquidated Damages under this Agreement as to any Registrable Securities which are not permitted by the SEC to be included in a Registration Statement due solely to SEC Guidance from the time that it is determined that such Registrable Securities are not permitted to be registered until such time as the provisions of this Agreement as to the Remainder Registration Statements required to be filed hereunder are triggered, in which case the provisions of this Section 3.1(c) shall once again apply, if applicable. In such case, the Liquidated Damages shall be calculated to only apply to the percentage of Registrable Securities which are permitted in accordance with SEC Guidance to be included in such Registration Statement. The Effectiveness Deadline for a Registration Statement shall be extended without default or Liquidated Damages hereunder in the event that the Company’s failure to obtain the effectiveness of such Registration Statement on a timely basis results from the failure of any Holder to timely provide the Company with information requested by the Company and necessary to complete the Registration Statement in accordance with the requirements of the Securities Act (in which the Effectiveness Deadline would be extended with respect to Registrable Securities held by such Holder).

4)	In the event that Form F-3 is not available for the registration of the resale of Registrable Securities hereunder or is not permitted to cover all Registrable Securities requested by the Holder for registration, the Company shall (i) register the resale of all the Registrable Securities as requested by the Holders on another appropriate form reasonably acceptable to the Holders and (ii) undertake to register the Registrable Securities on Form F-3 promptly after such form is available or is permitted to cover all Registrable Securities requested by the Holder for registration (as the case may be), provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-3 covering the Registrable Securities has been declared effective by the Commission.

(b)           Piggyback Registrations. If there is not then an effective registration statement covering all of the Registrable Securities, and the Company determines to prepare and file with the SEC a Registration Statement relating to an offering for its own account or the account of others of any of its Equity Securities other than (x) a registration pursuant to a Registration Statement on Form S-8 (or other registration solely relating to an offering or sale to employees or Directors of the Company pursuant to any employee stock plan or other employee benefit arrangement), (y) pursuant to a Registration Statement on Form F-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), or (z) in connection with any dividend or distribution reinvestment or similar plan, then the Company shall send to each Holder written notice of such determination and, if within twenty (20) Business Days after the date of such notice, any such Holder shall so request in writing, the Company shall include in such Registration Statement all or any part of the Registrable Securities such Holder requests to be registered.

Section 3.2             Removal of Legend. Each Holder shall have the right to request removal of any legend from certificates evidencing Registrable Securities in any of the following circumstances: (i) when the Registrable Securities are eligible for resale under Rule 144; (ii) when such Registrable Securities are eligible for resale pursuant to the applicable Registration Statement; or (iii) if such legend is not required under applicable requirements of the Securities Act (including, without limitation, controlling judicial interpretations and pronouncements issued by the SEC). Upon receipt of such request from a Holder, the Company shall, at its own expense, no later than three (3) Business Days following the delivery by such Holder to the Company of a legended certificate representing such Registrable Securities (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer, if applicable), as directed by such Holder, issue and dispatch by overnight courier to such Holder, a certificate representing such Registrable Securities that is free from all restrictive and other legends, registered in the name of such Holder or its designee.

Section 3.3             Expenses. All expenses incident to the Company’s performance of or compliance with this Agreement shall be paid by the Company, other than underwriting discounts or commissions deducted from the proceeds in respect of any Registrable Securities, including (i) all registration and filing fees, and any other fees and expenses associated with filings required to be made with the SEC, FINRA or any other regulatory authority and, if applicable, the fees and expenses of any “qualified independent underwriter” as such term is defined in NASD Rule 2720 (or any successor provision) and of its counsel, (ii) all fees and expenses in connection with compliance with any securities or “Blue Sky” laws (including fees and disbursements of counsel for the underwriters in connection with “Blue Sky” qualifications of the Registrable Securities), (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses and Free Writing Prospectuses), (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audit and cold comfort letters required by or incident to such performance), (v) Securities Act liability insurance or similar insurance if the Company so desires or the underwriters so require in accordance with then-customary underwriting practice, (vi) all fees and expenses incurred in connection with the listing of Registrable Securities on any securities exchange or quotation of the Registrable Securities on any inter-dealer quotation system, (vii) all fees and expenses of any special experts or other Persons retained by the Company in connection with any registration, (viii) all of the Company’s internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), (ix) all transfer agent fees required for same-day processing of any notice of conversion and all fees to the Depositary and The Depository Trust Company (or another established clearing corporation performing similar functions), including without limitation any ADS conversion fees, required for same-day electronic delivery of the conversion shares, and (x) all expenses related to the “road-show” for any underwritten offering, including all travel, meals and lodging. All such expenses are referred to herein as “Registration Expenses.” Unless otherwise provided in the Transaction Documents, the Company shall not be responsible for any underwriting commissions attributable to the sale of Registrable Securities or any outside counsel fees of such Holder incurred in connection with the sale of Registrable Securities.

Section 3.4             Company Obligations. The Company will use reasonable best efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will:

(a)           prepare the required Registration Statement including all exhibits and financial statements required under the Securities Act to be filed therewith, and before filing a Registration Statement, Prospectus or any Free Writing Prospectus, or any amendments or supplements thereto, (x) furnish to the Participating Holders, if any, copies of all documents prepared to be filed, which documents shall be subject to the review of such Participating Holders and their respective counsel and (y) except in the case of a registration under Section 3.1(b), not file any Registration Statement or Prospectus or amendments or supplements thereto to which any Participating Holders shall reasonably object;

(b)           file with the SEC a Registration Statement relating to the Registrable Securities including all exhibits and financial statements required by the SEC to be filed therewith, and use reasonable best efforts to cause such Registration Statement to become effective under the Securities Act;

(c)           prepare and file with the SEC such pre- and post-effective amendments to such Registration Statement, supplements to the Prospectus and such amendments or supplements to any Free Writing Prospectus as may be necessary to keep such registration effective for the period of time required by this Agreement, and comply with provisions of the Applicable Securities Laws with respect to the sale or other disposition of all securities covered by such Registration Statement during such period in accordance with the intended method or methods of disposition by the sellers thereof set forth in such Registration Statement;

(d)           promptly notify the Participating Holders, and (if requested) confirm such advice in writing and provide copies of the relevant documents, as soon as reasonably practicable after notice thereof is received by the Company (A) when the applicable Registration Statement or any amendment thereto has been filed or becomes effective, and when the applicable Prospectus or Free Writing Prospectus or any amendment or supplement thereto has been filed, (B) of any written comments by the SEC or any request by the SEC for amendments or supplements to such Registration Statement, Prospectus or Free Writing Prospectus or for additional information, (C) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or any order by the SEC preventing or suspending the use of any preliminary or final Prospectus or any Free Writing Prospectus or the initiation or threatening of any proceedings for such purposes, (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction and (E) of the receipt by the Company of any notification with respect to the initiation or threatening of any proceeding for the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction;

(e)           promptly notify the Participating Holders when the Company becomes aware of the happening of any event as a result of which the Registration Statement, the Prospectus included in such Registration Statement (as then in effect) or any Free Writing Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of such Prospectus, any preliminary Prospectus or any Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, when any Free Writing Prospectus includes information that may conflict with the information contained in the Registration Statement, or, if for any other reason it shall be necessary during such time period to amend or supplement such Registration Statement, Prospectus or Free Writing Prospectus in order to comply with the Securities Act and, in either case as promptly as reasonably practicable thereafter, prepare and file with the SEC and furnish without charge to the Participating Holders an amendment or supplement to such Registration Statement, Prospectus or Free Writing Prospectus which shall correct such misstatement or omission or effect such compliance;

(f)            promptly incorporate in a Prospectus supplement, Free Writing Prospectus or post-effective amendment to the applicable Registration Statement such information as the Participating Holders agree should be included therein relating to the plan of distribution with respect to such Registrable Securities, and make all required filings of such Prospectus supplement, Free Writing Prospectus or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement, Free Writing Prospectus or post-effective amendment;

(g)           furnish to each Participating Holder, without charge, as many conformed copies as such Participating Holder may reasonably request of the applicable Registration Statement and any amendment or post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

(h)           deliver to each Participating Holder, without charge, as many copies of the applicable Prospectus (including each preliminary Prospectus), any Free Writing Prospectus and any amendment or supplement thereto as such Participating Holder may reasonably request (it being understood that the Company consents to the use of such Prospectus, any Free Writing Prospectus and any amendment or supplement thereto by such Participating in connection with the offering and sale of the Registrable Securities thereby) and such other documents as such Participating Holder may reasonably request in order to facilitate the disposition of the Registrable Securities by such Participating Holder;

(i)            on or prior to the date on which the Registration Statement is declared effective, use its reasonable best efforts to register or qualify, and cooperate with the Participating Holders and their respective counsel, in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or “Blue Sky” laws of each state and other jurisdiction of the United States as any Participating Holder or their respective counsel reasonably request in writing and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification in effect for such period as required by this Agreement, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject;

(j)            cooperate with the Participating Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends, and enable such Registrable Securities to be in such denominations and registered in such names as may be requested at least three (3) Business Days prior to any sale of Registrable Securities;

(k)           use its reasonable best efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

(l)            enter into such customary agreements (including underwriting and indemnification agreements) and take all such other actions as such Holder reasonably requests in order to expedite or facilitate the registration and disposition of such Registrable Securities;

(m)          obtain for delivery to the Participating Holders an opinion or opinions from counsel for the Company dated the Effective Date of the Registration Statement or, in the event of an underwritten offering, the date of the closing under the underwriting agreement, in customary form, scope and substance, which opinions shall be reasonably satisfactory to such Participating Holders or underwriters, as the case may be, and their respective counsel;

(n)           cooperate with each Participating Holder participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA or any other securities regulatory authority;

(o)           use its reasonable best efforts to comply with all applicable securities laws and make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and the rules and regulations promulgated thereunder;

(p)           provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the Effective Date of such Registration Statement;

(q)           use commercially reasonable efforts to cause all Registrable Securities covered by the Registration Statement to be listed on each securities exchange on which any of the Common Shares is then listed or quoted and on each inter-dealer quotation system on which any of the Common Shares is then quoted;

(r)            the Company shall make available, during normal business hours, for inspection and review by each Holder, advisors to and representatives of each Holder (who may or may not be affiliated with such Holder and who are reasonably acceptable to the Company), all financial and other records, all Company SEC Documents (as defined in the Subscription Agreement) and other filings with the SEC, and all other corporate documents and properties of the Company as may be reasonably necessary for the purpose of such review, and cause the Company’s officers, directors and employees, within a reasonable time period, to supply all such information reasonably requested by such Holder or any such representative, advisor or underwriter in connection with such Registration Statement (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of the Registration Statement for the sole purpose of enabling such Holder and such representatives, advisors and underwriters and their respective accountants and attorneys to conduct initial and ongoing due diligence with respect to the Company and the accuracy of such Registration Statement; and

(s)             with a view to making available to each Holder the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit each Holder to sell Common Shares or ADSs to the public without registration, the Company covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) the date as all of the Registrable Securities may be sold without restriction by the holders thereof pursuant to Rule 144 or any other rule of similar effect or (B) such date as all of the Registrable Securities shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and (iii) furnish to such Holder upon request, as long as such Holder owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, (B) a copy of the Company’s most recent Annual Report on Form 20-F, and (C) such other information as may be reasonably requested in order to avail such Holder of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

Section 3.5             Obligations of the Holders.

(a)           Each Holder shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least ten (10) Business Days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Holder of the information the Company requires from such Holder if such Holder elects to have any of its Registrable Securities included in the Registration Statement. Each such Holder shall provide such information to the Company at least three (3) Business Days prior to the first anticipated filing date of such Registration Statement if such Holder elects to have any of its Registrable Securities included in the Registration Statement.

(b)           Each Holder, by its acceptance of the Registrable Securities agrees to timely cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Holde has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

(c)            Each Holder agrees that, upon receipt of any notice from the Company of the happening of an event pursuant to Section 3.4(d)(C), Section 3.4(d)(D) and Section 3.4(e) hereof, such Holder will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities, until such Holder is advised by the Company that such dispositions may again be made. Notwithstanding anything to the contrary in this Section 3.5(c), each Holder may dispose of the Common Shares or ADSs it holds and the Company shall cause its transfer agent to deliver unlegended Common Shares to a transferee of such Holder in connection with any sale of Registrable Securities with respect to which such Holder has entered into a contract for sale prior to such Holder’s receipt of a notice from the Company of the happening of any event of the kind described in the first sentence of this Section 3.5(c), and for which such Holder has not yet settled.

(d)           Notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Agreement shall require any Holder to provide any non-public financial information with respect to itself or its Affiliates.

Section 3.6             Indemnification.

(a)           Indemnification by the Company. The Company will indemnify and hold harmless each Holder and its officers, directors, members, employees and agents, successors and assigns, and each other person, if any, who controls such Holder within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, any preliminary Prospectus or final Prospectus, or any amendment or supplement thereof or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading; (ii) any “Blue Sky” application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a “Blue Sky Application”); (iii) the omission or alleged omission to state in a Blue Sky Application a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made; (iv) any violation by the Company or its agents of any rule or regulation promulgated under the Securities Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration; or (v) any failure to register or qualify the Registrable Securities included in any such Registration Statement in any state where the Company or its agents has affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on each Holder’s behalf and will reimburse each Holder, and each such officer, director or member and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by each Holder or any such controlling person in writing specifically for use in such Registration Statement or Prospectus.

(b)           Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party (provided, however, that such indemnified party shall, at the expense of the indemnifying party, be entitled to counsel of its own choosing to monitor such defense); provided that, subject to the preceding sentence, any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (a) the indemnifying party has agreed to pay such fees or expenses, or (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

(c)           Contribution. If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No Person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any Person not guilty of such fraudulent misrepresentation.

Section 3.7             Facilitation of ADS Conversion.

(a)           The Company acknowledges that each Holder has the right to deposit the Common Shares held by it with the Depositary in exchange for ADSs as soon as practicable for future sale (the “ADS Conversion”).

(b)           At any time from and from time to time, upon written request of any Holder, the Company shall promptly and in any event no later than three (3) Trading Days following receipt of such Holder’s request (the “ADS Conversion Deadline”), effect, or cause the Depositary to effect, the ADS Conversion, if there is an effective Registration Statement on file with the SEC covering the re-sale of such Holder’s Common Shares or such Common Shares may be re-sold pursuant to Rule 144, provided that, if requested by the Company, such Holder shall provide reasonable and timely cooperation to facilitate the ADS Conversion to the extent reasonably required.

(c)           For purposes of completing the ADS Conversion, the Company shall, at its sole cost and expense, take all necessary actions to cause the ADS Conversion, including but not limited to directing its Depositary (including to provide any consent or confirmation and to satisfy any other procedural or substantive requirements under the Deposit Agreement), share registrar, transfer agent and an outside counsel to take all necessary actions (including the removal of the restrictive legend) in accordance with the procedures for conversion of the Common Shares into ADSs and pay any and all the relevant cost and expense timely.

(d)           If the ADS conversion is not completed within three (3) Trading Days following receipt of a Holder’s request, then in addition to any other rights the Holders may have hereunder or under applicable Law, on the next day of the ADS Conversion Deadline and on each monthly anniversary of each such date until the completion of the ADS Conversion as requested, the Company shall pay to such Holder an amount in cash, as partial liquidated damages and not as a penalty, equal to 1.67% of the fair market value of the Common Shares to be converted being calculated on the basis of the closing price of the ADSs on the principal Trading Market as of the date such Holder requests the ADS Conversion.

ARTICLE IV

GENERAL PROVISIONS

Section 4.1             Confidentiality. Each Party hereto hereby agrees that it will, and will cause its respective Affiliates and its and their respective representatives to, hold in strict confidence any non-public records, books, contracts, instruments, computer data and other data and information concerning the other Parties hereto, whether in written, verbal, graphic, electronic or any other form provided by any Party hereto (except to the extent that such information has been (a) previously known by such Party on a non-confidential basis from a source other than the other Parties hereto or its representatives, provided that, to such Party’s knowledge, such source is not prohibited from disclosing such information to such Party or its representatives by a contractual, legal or fiduciary obligation to the other Parties hereto or its representatives, (b) in the public domain through no breach of this Agreement by such Party, (c) independently developed by such Party or on its behalf, or (d) later lawfully acquired from other sources) (the “Confidential Information”). In the event that a Party hereto is requested or required by Law, Governmental Authority, rules of stock exchanges, or other applicable judicial or governmental order to disclose any Confidential Information concerning any of the other Parties hereto, such Party shall, to the extent legally permissible, provide the other Parties with sufficient advance written notice of such request or requirement and, if requested by another Party hereto (at such other Party’s sole expense) assist such other Party in seeking a protective order or other appropriate remedy to limit or minimize such disclosure.

Section 4.2             Termination.

(a)           Subject to subsections (b) and (c) below, this Agreement shall terminate, and have no further force and effect, upon the earliest of: (a) a written agreement to that effect, signed by the Parties hereto, and (b) the termination of the Subscription Agreement in accordance with its terms.

(b)           Notwithstanding anything to the contrary, the Investor shall automatically cease to be a Party to this Agreement and shall have no further rights or obligations hereunder when it (together with its Affiliate(s)) holds less than three percent (3%) of the outstanding Voting Securities of the Company for the first time.

(c)           Notwithstanding anything to the contrary, each of Mr. Ma Parties and Mr. Zhang Parties shall automatically cease to be a Party to this Agreement and shall have no further rights or obligations hereunder when it (together with its Affiliate(s)) holds less than three percent (3%) of the outstanding Voting Securities of the Company for the first time.

Section 4.3             Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to the Investor, to:

Address: [*]

Attention: [*]

Email: [*]

if to Mr. Ma Parties, to:

Address: 1F Block 2 East Gate, 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China

Attention: Xiaofeng Ma

Email: [*]

if to Mr. Zhang Parties, to:

Address: 1F Block 2 East Gate, 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China

Attention: Jun Zhang

Email: [*]

if to the Company, to:

Address: 1F Block 2 East Gate, 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China

Attention: Ruobai Sima

Email: [*]

or such other address as such Party may hereafter specify for the purpose by notice to the other Parties in the manner set forth in this Section 4.3. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 4.4             Entire Agreement. This Agreement and the other Transaction Documents, together with all the schedules and exhibits hereto and thereto and the certificates and other written instruments delivered in connection therewith from time to time on and following the date hereof, constitute and contain the entire agreement and understanding of the Parties with respect to the subject matter hereof and thereof, and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations among the Parties respecting the subject matter hereof and thereof.

Section 4.5             Governing Law. This Agreement shall be governed by and construed in all respects by the law of the State of New York, without regard to principles of conflict of laws thereunder.

Section 4.6             Dispute Resolution. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination and the Parties’ rights and obligations hereunder (each, a “Dispute”) shall be referred to and finally resolved by arbitration (the “Arbitration”) in the following manner:

(a)           The Arbitration shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”);

(b)           The Arbitration shall be procedurally governed by the HKIAC Administered Arbitration Rules as in force at the date on which the claimant party notifies the respondent party in writing (such notice, a “Notice of Arbitration”) of its intent to pursue Arbitration, which are deemed to be incorporated by reference and may be amended by this Section 4.6;

(c)           The seat and venue of the Arbitration shall be Hong Kong and the language of the Arbitration shall be English;

(d)           A Dispute subject to Arbitration shall be determined by a panel of three (3) arbitrators (the “Tribunal”). One (1) arbitrator shall be nominated by the claimant party (and to the extent that there is more than one claimant party, by mutual agreement among the claimant parties) and one (1) arbitrator shall be nominated by the respondent party (and to the extent that there is more than one respondent party, by mutual agreement among the respondent parties). The third arbitrator shall be jointly nominated by the claimant party’s and respondent party’s respectively nominated arbitrators and shall act as the presiding arbitrator. If the claimant party or the respondent party fails to nominate its arbitrator within thirty (30) days from the date of receipt of the Notice of Arbitration by the respondent party or the claimant and respondent parties’ nominated arbitrators fail to jointly nominate the presiding arbitrator within thirty (30) days of the nomination of the respondent-nominated arbitrator, either party to the Dispute may request the Chairperson of the HKIAC to appoint such arbitrator; and

(e)           The Parties agree that all documents and evidence submitted in the Arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the Parties otherwise agree in writing. The arbitral award is final and binding upon the Parties to the Arbitration.

Section 4.7             Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the Parties. In such event, the Parties shall use commercially reasonable efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement, which most nearly effects the Parties’ intent in entering into this Agreement.

Section 4.8          Assignments and Transfers; No Third Party Beneficiaries. Except as otherwise provided herein, this Agreement and the rights and obligations of the Company and the Investor hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives, but shall not otherwise be for the benefit of any third party. This Agreement and the rights and obligations of any Person hereunder shall not be assigned without the mutual written consent of the other Parties hereto, provided that, subject to the restrictions in Article II, the Investor may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time.

Section 4.9          Construction. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 4.10          Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement. Signatures in the form of electronically imaged “PDF” shall be deemed to be original signatures for all purposes hereunder. The Parties irrevocably and unreservedly agree that this Agreement may be executed by way of electronic signatures and the Parties agree that this Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

Section 4.11          Aggregation of Shares. All Securities held or acquired by the Investor and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights of the Investor under this Agreement.

Section 4.12          Specific Performance. The Parties hereto acknowledge and agree irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedies at law or in equity, the Parties to this Agreement shall be entitled to injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without posting any bond or other undertaking.

Section 4.13          Amendment; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by each of the Parties. The observance of any provision in this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by the written consent of the Party against whom such waiver is to be effective.

Section 4.14          Public Announcements. Without limiting any other provision of this Agreement, the Company shall be entitled to, to the extent permitted by applicable Law, issue any press release or public statement with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, and the Investor shall not (to the extent practicable) issue any press release or make any public statement with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby unless obtaining written consent from the Company, except as may be required by Law or any listing agreement with or requirement of the Nasdaq or any other applicable securities exchange, provided that the disclosing Party shall, to the extent permitted by applicable Law or any listing agreement with or requirement of the Nasdaq or any other applicable securities exchange and if reasonably practicable, inform the Company about the disclosure to be made pursuant to such requirements prior to the disclosure. Notwithstanding any to the contrary, to the extent required by applicable Law or any listing agreement with or requirement or rules of the applicable securities exchange, the Holders shall be entitled to disclose this Agreement in accordance with such applicable Law or any listing agreement with or requirement or rules of the applicable securities exchange.

Section 10.08.        Effectiveness. This Agreement shall become effective upon the Closing.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

ATA Creativity Global

By:
Name: Xiaofeng Ma
Title: Chairman and CEO

Signature Page to Investor Rights Agreement

IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

Xiaofeng Ma

By:

Able Knight Development Limited

By:
Name: Xiaofeng Ma
Title: Director

Joingear Limited

By:
Name: Xiaofeng Ma
Title: Director

Signature Page to Investor Rights Agreement

IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

Jun Zhang

By:

Arts Consulting Limited

By:
Name: Jun Zhang
Title: Director

Signature Page to Investor Rights Agreement

IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

EVERRISE HOLDINGS LLC

By:
Name:
Title:

Signature Page to Investor Rights Agreement

Annex E

Incentive Plan

ATA Creativity Global

2008 EMPLOYEE SHARE INCENTIVE PLAN

Amended and Restated as of April 8, 2026

1.	PURPOSE OF PLAN

The purpose of this ATA Creativity Global 2008 Employee Share Incentive Plan, as amended and restated (this “Plan”), of ATA Creativity Global, an exempted company organized under the Companies Law of the Cayman Islands, and its successors (the “Company”), is to promote the success of the Company and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons.

2.	ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons.  An “Eligible Person” is any person who is either: (a) an officer (whether or not a director) or employee of the Company or one of its Subsidiaries; (b) a director of the Company or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Company or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Company or one of its Subsidiaries) to the Company or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Company’s eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the “Securities Act”), the offering and sale of shares issuable under this Plan by the Company or the Company’s compliance with any applicable laws.  An Eligible Person who has been granted an award (a “participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine.  As used herein, “Subsidiary” means any corporation or other entity a majority of whose outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company; and “Board” means the Board of Directors of the Company.

3.	PLAN ADMINISTRATION

3.1	The Administrator. This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The “Administrator” means the Board or one or more committees appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by applicable law, to one or more officers of the Company, its powers under this Plan (a) to designate officers and employees of the Company and its Subsidiaries who will receive grants of awards under this Plan, and (b) to determine the number of shares subject to, and the other terms and conditions of, such awards, in each case within the limits established by the Board or another committee within its delegated authority. The Board may delegate different levels of authority to different committees with administrative and grant authority under this Plan. Unless otherwise provided in the applicable charter of the Company or any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

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Award grants, and transactions in or involving awards, intended to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), must be duly and timely authorized by the Board or a committee consisting solely of two or more non-employee directors (as this requirement is applied under Rule 16b-3 promulgated under the Exchange Act).  To the extent required by any applicable listing agency, this Plan shall be administered by a committee composed entirely of independent directors (within the meaning of the applicable listing agency).

3.2	Powers of the Administrator. Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a)	determine eligibility and, from among those persons determined to be eligible, the particular Eligible Persons who will receive an award under this Plan;

(b)	grant awards to Eligible Persons, determine the price at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons, determine the other specific terms and conditions of such awards consistent with the express limits of this Plan, establish the installments (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance targets, and establish the events of termination or reversion of such awards;

(c)	approve the forms of award agreements (which need not be identical either as to type of award or among participants);

(d)	construe and interpret this Plan and any agreements defining the rights and obligations of the Company, its Subsidiaries, and participants under this Plan, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e)	cancel, modify, or waive the Company’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(f)	accelerate or extend the vesting or exercisability or extend the term of any or all such outstanding awards (in the case of options or share appreciation rights, within the maximum ten-year term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a termination of employment or services or other events of a personal nature) subject to any required consent under Section 8.6.5;

(g)	adjust the number of Common Shares subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6, and provided that in no case (except due to an adjustment contemplated by Section 7 or any repricing that may be approved by shareholders) shall such an adjustment constitute a repricing (by amendment, substitution, cancellation and regrant, exchange for cash or another award or other means) of the per share exercise or base price of any option or share appreciation right;

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(h)	determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action granting an award);

(i)	determine whether, and the extent to which, adjustments are required pursuant to Section 7 hereof and authorize the termination, conversion, substitution or succession of awards upon the occurrence of an event of the type described in Section 7;

(j)	acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, shares of equivalent value, or other consideration;

(k)	determine the fair market value of the Common Shares or awards under this Plan from time to time and/or the manner in which such value will be determined; and

(l)	implement any procedures, steps or additional or different requirements as may be necessary to comply with any laws of the People’s Republic of China (the “PRC”) that may be applicable to this Plan, any Option or any related documents, including, but not limited to, foreign exchange laws, tax laws and securities laws of the PRC.

3.3	Binding Determinations. Any action taken by, or inaction of, the Company, any Subsidiary, or the Administrator relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board, nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

3.4	Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Company. No director, officer or agent of the Company or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.5	Delegation. The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or any of its Subsidiaries or to third parties.

4.	COMMON SHARES SUBJECT TO THE PLAN; SHARE LIMITS

4.1	Shares Available. Subject to the provisions of Section 7.1, the shares that may be delivered under this Plan shall be shares of the Company’s authorized but unissued Common Shares and any shares of its Common Shares held as treasury shares. For purposes of this Plan, “Common Shares” shall mean the common shares of the Company and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

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4.2	Share Limits. As of the amendment and restatement of the Plan on April 8, 2026, the maximum number of Common Shares that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the “Share Limit”) is equal to 14,465,048 Common Shares. The Share Limit shall automatically increase on January 1 of each calendar year during the term of this Plan, commencing with January 1, 2027, by an amount equal to the lesser of (i) 1% of the total number of Common Shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such number of Common Shares as may be established by the Board. As of the amendment and restatement of the Plan on April 8, 2026, the maximum number of Common Shares that may be delivered pursuant to options qualified as incentive stock options granted under this Plan is 14,465,048 Common Shares. The maximum number of Common Shares that may be delivered pursuant to options qualified as incentive stock options granted under this Plan shall automatically increase on January 1 of each calendar year during the term of this Plan, beginning with January 1, 2027, by 1% of the total number of Common Shares issued and outstanding on December 31 of the immediately preceding calendar year. All share numbers set forth herein shall be subject to adjustment pursuant to the provisions of Section 7.1.

4.3	Awards Settled in Cash, Reissue of Awards and Shares. To the extent that an award granted under this Plan is settled in cash or a form other than Common Shares, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. In the event that Common Shares are delivered in respect of a dividend equivalent right granted under this Plan, only the actual number of shares delivered with respect to the award shall be counted against the share limits of this Plan. To the extent that Common Shares are delivered pursuant to the exercise of a share appreciation right or option granted under this Plan, the number of underlying shares as to which the exercise related shall be counted against the applicable share limits under Section 4.2, as opposed to only counting the shares actually issued. (For purposes of clarity, if a share appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be charged against the applicable share limits under Section 4.2 with respect to such exercise.) Shares that are subject to or underlie awards granted under this Plan (including those granted prior to April 8, 2026 under this Plan) which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again be available for subsequent awards under this Plan. Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award under this Plan, as well as any shares exchanged by a participant or withheld by the Company or one of its Subsidiaries to satisfy the tax withholding obligations related to any award, shall not be available for subsequent awards under this Plan. Refer to Section 8.10 for application of the foregoing share limits with respect to assumed awards. Notwithstanding the foregoing, subject to the provisions of Section 7.1 below, in no event shall the maximum aggregate number of shares that may be issued under the Plan pursuant to incentive stock options exceed the number set forth in Section 4.2 plus, to the extent allowable under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated there under, any shares that again become available for issuance pursuant to the provisions of this Section 4.3.

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4.4	Reservation of Shares; No Fractional Shares; Minimum Issue. The Company shall at all times reserve a number of Common Shares sufficient to cover the Company’s obligations and contingent obligations to deliver shares with respect to awards then outstanding under this Plan (exclusive of any dividend equivalent obligations to the extent the Company has the right to settle such rights in cash). No fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. No fewer than 100 shares may be purchased on exercise of any award (or, in the case of share appreciation or purchase rights, no fewer than 100 rights may be exercised at any one time) unless the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5.	AWARDS

5.1	Type and Form of Awards. The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Company or one of its Subsidiaries. The types of awards that may be granted under this Plan are:

5.1.1         Stock options.  A stock option is the grant of a right to purchase a specified number of Common Shares during a specified period as determined by the Administrator.  An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an “ISO”) or a nonqualified stock option (an option not intended to be an ISO).  The award agreement for an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option.  The maximum term of each option (ISO or nonqualified) shall be ten (10) years.  Unless otherwise determined by the  Board, the per share exercise price for each option shall be not less than 100% of the fair market value of a share of Common Shares on the date of grant of the option.  When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.5.

5.1.2         Additional Rules Applicable to ISOs.  To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of shares with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Common Shares subject to ISOs under this Plan and shares subject to ISOs under all other plans of the Company or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options.  In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first.  To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which Common Shares are to be treated as shares acquired pursuant to the exercise of an ISO.  ISOs may only be granted to employees of the Company or one of its subsidiaries (for this purpose, the term “subsidiary” is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of shares of each subsidiary in the chain beginning with the Company and ending with the subsidiary in question).  There shall be imposed in any award agreement relating to ISOs such other terms and conditions as from time to time are required in order that the option be an “incentive stock option” as that term is defined in Section 422 of the Code.  No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Shares possessing more than 10% of the total combined voting power of all classes of shares of the Company, unless the exercise price of such option is at least 110% of the fair market value of the shares subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted.

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5.1.3         Share Appreciation Rights.  A share appreciation right or “SAR” is a right to receive a payment, in cash and/or Common Shares, equal to the excess of the fair market value of a specified number of Common Shares on the date the SAR is exercised over the “base price” of the award, which base price shall be set forth in the applicable award agreement and shall be not less than 100% of the fair market value of a share of Common Shares on the date of grant of the SAR.  The maximum term of a SAR shall be ten (10) years.

5.1.4         Other Awards.  The other types of awards that may be granted under this Plan are: (a) share bonuses, restricted shares, performance shares (which may be settled in Common Shares or cash), share units, phantom shares, dividend equivalents, or similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to the Common Shares, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) any similar securities with a value derived from the value of or related to the Common Shares and/or returns thereon.

5.2	[Reserved.]

5.3	Award Agreements. Each award shall be evidenced by either (1) a written award agreement in a form approved by the Administrator and executed by the Company by an officer duly authorized to act on its behalf, or (2) an electronic notice of award grant in a form approved by the Administrator and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking award grants under this Plan generally (in each case, an “award agreement”), as the Administrator may provide and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require. The Administrator may authorize any officer of the Company (other than the particular award recipient) to execute any or all award agreements on behalf of the Company. The award agreement shall set forth the material terms and conditions of the award as established by the Administrator consistent with the express limitations of this Plan.

5.4	Deferrals and Settlements. Payment of awards may be in the form of cash, Common Shares, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan, in any event in compliance with Section 8.1.2 hereof. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.5	Consideration for Common Shares or Awards. The purchase price for any award granted under this Plan or the Common Shares to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

•	services rendered by the recipient of such award;

•	cash, check payable to the order of the Company, or electronic funds transfer;

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•	notice and third party payment in such manner as may be authorized by the Administrator;

•	the delivery of previously owned Common Shares;

•	by a reduction in the number of shares otherwise deliverable pursuant to the award; or

•	subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any Common Shares newly-issued by the Company be issued for less than the minimum lawful consideration for such Common Shares or for consideration other than consideration permitted by applicable law.  In the event that the Administrator allows a participant to exercise an award by delivering Common Shares previously owned by such participant and unless otherwise expressly provided by the Administrator, any Common Shares delivered which were initially acquired by the participant from the Company (upon exercise of a stock option or otherwise) must have been owned by the participant for any minimum duration required to avoid financial accounting charges under applicable accounting guidance.  Common Shares used to satisfy the exercise price of an option shall be valued at their fair market value on the date of exercise.  The Company will not be obligated to deliver any Common Shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied.  Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant’s ability to pay the purchase or exercise price of any award or Common Shares by any method other than cash payment to the Company.  The Administrator may take all actions necessary to alter the method of Option exercise and the exchange and transmittal of proceeds with respect to participants resident in the People’s Republic of China (“PRC”) not having permanent residence in a country other than the PRC in order to comply with applicable PRC foreign exchange and tax regulations.

5.6	Definition of Fair Market Value. For purposes of this Plan, “fair market value” shall mean, if the Common Shares are not listed or actively traded on an internationally recognized securities exchange as of the applicable date, the fair market value as reasonably determined by the Administrator for purposes of the award in the circumstances. If the Common Shares are listed and actively traded on an internationally recognized securities exchange, then unless otherwise determined or provided by the Administrator in the circumstances, the “fair market value” shall mean the last price for an Common Share as furnished by the securities exchange on which the Common Shares are listed for the date in question or, if no sales of Common Shares were reported on that date, the last price for a Common Share as furnished by the securities exchange on which the Common Shares are listed for the next preceding day on which sales of Common Shares were reported. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

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5.7	Transfer Restrictions.

5.7.1        Limitations on Exercise and Transfer.  Unless otherwise expressly provided in (or pursuant to) this Section 5.7 or required by applicable law: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant. In addition, the Common Shares shall be subject to the restrictions set forth in the applicable Option Agreement.

5.7.2        Exceptions.  The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing.  Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person’s family members).

5.7.3        Further Exceptions to Limits on Transfer.  The exercise and transfer restrictions in Section 5.7.1 shall not apply to:

(a)	transfers to the Company (for example, in connection with the expiration or termination of the award),

(b)	the designation of a beneficiary to receive benefits in the event of the participant’s death or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(c)	subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator,

(d)	if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative, or

(e)	the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and the express authorization of the Administrator.

Anything in this Section 5.7.3 to the contrary notwithstanding, but subject to compliance with all applicable laws, ISOs will be subject to any and all transfer restrictions under the Code applicable to such awards or necessary to maintain the intended tax consequences of such Awards.

5.8	International Awards. One or more awards may be granted to Eligible Persons who provide services to the Company or one of its Subsidiaries outside of the United States. Any awards granted to such persons may be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator.

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6.	EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1	General. The Administrator shall establish the effect of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Company or one of its Subsidiaries and provides other services to the Company or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Company or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2	Events Not Deemed Terminations of Service. Unless the express policy of the Company or one of its Subsidiaries, or the Administrator, otherwise provides, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Company or one of its Subsidiaries, or the Administrator; provided that, if a participant is holding an ISO and such leave exceeds three months then, for purposes of ISO status only, such participant’s service as an employee shall be deemed terminated on the first day following such three-month period and the ISO shall thereafter automatically become a nonqualified stock option in accordance with applicable laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless otherwise provided pursuant to written Company policy. In the case of any employee of the Company or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Company or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator or the Company or one of its Subsidiaries otherwise provides (including by written policy) or applicable law otherwise requires. In no event shall an award be exercised after the expiration of the term set forth in the applicable award agreement.

6.3	Effect of Change of Subsidiary Status. For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Company a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of another entity within the Company or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status.

7.	ADJUSTMENTS; ACCELERATION

7.1	Adjustments. Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, share split (including a share split in the form of a share dividend) or reverse share split; any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Common Shares; or any exchange of Common Shares or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Common Shares; then the Administrator shall equitably and proportionately adjust (1) the number and type of Common Shares (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of Common Shares (or other securities or property) subject to any outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards, and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

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Unless otherwise expressly provided in the applicable award agreement, upon (or, as may be necessary to effect the adjustment, immediately prior to) any event or transaction described in the preceding paragraph or a sale of all or substantially all of the business or assets of the Company as an entirety, the Administrator shall equitably and proportionately adjust the performance standards applicable to any then-outstanding performance-based awards to the extent necessary to preserve (but not increase) the level of incentives intended by the Plan and the then-outstanding performance-based awards.

It is intended that, if possible, any adjustments contemplated by the preceding two paragraphs be made in a manner that satisfies applicable legal, tax (including, without limitation and as applicable in the circumstances, Section 424 of the Code and Section 409A of the Code) and accounting (so as to not trigger any charge to earnings with respect to such adjustment) requirements.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2	Corporate Transactions - Assumption and Termination of Awards. Upon the occurrence of any of the following events (each, a “Change of Control”): any merger, combination, consolidation, or other reorganization; any exchange of Common Shares or other securities of the Company; a sale of all or substantially all the business, shares or assets of the Company; a dissolution of the Company; or any other event in which the Company does not survive (or does not survive as a public company in respect of its Common Shares); then the Administrator may make provision for either (i) a cash payment in full settlement of any or all outstanding vested share-based awards outstanding under this Plan, (ii) the termination of any or all outstanding share-based awards outstanding under this Plan without the payment or provision of any consideration, or (iii) the assumption, substitution or exchange of any or all outstanding share-based awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based awards, in each case based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Shares upon or in respect of such Change of Control. Upon the occurrence of any Change of Control, unless the Administrator has made a provision for the substitution, assumption, exchange or other continuation or settlement of the award or the award would otherwise continue in accordance with its terms in the circumstances: (1) subject to Section 7.4 and unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR may, as the Administrator shall determine, become fully vested, all shares of restricted shares then outstanding may, as the Administrator shall determine, fully vest free of restrictions, and each other award granted under this Plan that is then outstanding may, as the Administrator shall determine, become payable to the holder of such award; and (2) each award shall terminate and be deemed cancelled upon the occurrence of a Change of Control; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any applicable accelerated vesting) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days’ notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event). For the avoidance of doubt if the per share price for a Common Share in any such Change of Control transaction equals or exceeds the relevant exercise price of any outstanding (vested or unvested) option or SAR, then the Administrator shall be empowered to terminate and cancel such outstanding option or SAR without the payment of any consideration whatsoever without the consent of the holder thereof. Upon the occurrence of any Change of Control where the Administrator has made a provision for the substitution, assumption, exchange or other continuation or settlement of the award or the award would otherwise continue in accordance with its terms in the circumstances, if the Participant is terminated without cause within 24 months of such Change of Control transaction, then, in the sole discretion of the Administrator, each then-outstanding option and SAR may become fully vested, all shares of restricted shares then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award.

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Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any Change of Control event defined in any applicable award agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award.

In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares.  Without limiting the generality of the foregoing, the Administrator may deem an acceleration to occur immediately prior to the applicable event and/or reinstate the original terms of the award if an event giving rise to an acceleration does not occur.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

7.3	Other Acceleration Rules. The Administrator may override the provisions of Section 7.2 and/or 7.4 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

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7.4	Golden Parachute Limitation. Notwithstanding anything else contained in this Section 7 to the contrary, in no event shall any award or payment be accelerated under this Plan to an extent or in a manner so that such award or payment, together with any other compensation and benefits provided to, or for the benefit of, the participant under any other plan or agreement of the Company or any of its Subsidiaries, would not be fully deductible by the Company or one of its Subsidiaries for federal income tax purposes because of Section 280G of the Code. If a participant would be entitled to benefits or payments hereunder and under any other plan or program that would constitute “parachute payments” as defined in Section 280G of the Code, then such parachute payments will be reduced or modified so that the Company or one of its Subsidiaries is not denied federal income tax deductions for any “parachute payments” because of Section 280G of the Code in the following order of priority: (i) Full Credit Payments (as defined below) that are payable in cash, (ii) non-cash Full Credit Payments that are taxable, (iii) non-cash Full Credit Payments that are not taxable, (iv) Partial Credit Payments (as defined below), (v) non-cash employee welfare benefits and (vi) options whose exercise price exceeds the fair market value of the underlying shares. In each case, reductions shall be made in reverse chronological order such that the payment or benefit owed on the latest date following the occurrence of the event triggering the parachute payment will be the first payment or benefit to be reduced (with reductions made pro-rata in the event payments or benefits are owed at the same time). For purposes of this Plan, “Full Credit Payment” means a payment, distribution or benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Plan or otherwise, that if reduced in value by one dollar reduces the amount of the parachute payment by one dollar, determined as if such payment, distribution or benefit had been paid or distributed on the date of the event triggering the parachute payment. For purposes of this Plan, “Partial Credit Payment” means any payment, distribution or benefit that is not a Full Credit Payment. In no event shall a participant have any discretion with respect to the ordering of payment reductions. Notwithstanding the foregoing, if a participant is a party to an employment or other agreement with the Company or one of its Subsidiaries, or is a participant in a severance program sponsored by the Company or one of its Subsidiaries, that contains express provisions regarding Section 280G and/or Section 4999 of the Code (or any similar successor provision), or the applicable award agreement includes such provisions, the Section 280G and/or Section 4999 provisions of such employment or other agreement or plan, as applicable, shall control as to the awards held by that participant (for example, and without limitation, a participant may be a party to an employment agreement with the Company or one of its Subsidiaries that provides for a “gross-up” as opposed to a “cut-back” in the event that the Section 280G thresholds are reached or exceeded in connection with a change in control and, in such event, the Section 280G and/or Section 4999 provisions of such employment agreement shall control as to any awards held by that participant).

8.	OTHER PROVISIONS

8.1	Compliance with Laws. This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of Common Shares, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Company or one of its Subsidiaries, provide such assurances and representations to the Company or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

No participant shall sell, pledge or otherwise transfer Common Shares acquired pursuant to an award or any interest in such shares except in accordance with the express terms of this Plan and the applicable award agreement.  Any attempted transfer in violation of this Section 8 shall be void and of no effect.  Without in any way limiting the provisions set forth above, no participant shall make any disposition of all or any portion of Common Shares acquired or to be acquired pursuant to an award, except in compliance with all applicable laws, including applicable securities laws, and unless and until, if applicable:

(a) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement;

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(b) such disposition is made in accordance with Rule 144 under the Securities Act; or

(c)  such participant notifies the Company of the proposed disposition and furnishes the Company with a statement of the circumstances surrounding the proposed disposition, and, if requested by the Company, furnishes to the Company an opinion of counsel acceptable to the Company’s counsel, that such disposition will not require registration under the Securities Act and will be in compliance with all applicable laws, including applicable securities laws.

Notwithstanding anything else herein to the contrary, neither the Company or any affiliate has any obligation to register the Common Shares or file any registration statement under any applicable laws, nor does the Company or any affiliate make any representation concerning the likelihood of a public offering of the Common Shares or any other securities of the Company or any affiliate.

8.2	No Rights to Award. No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3	No Employment/Service Contract. Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other person any right to continue in the employ or other service of the Company or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Company or one of its Subsidiaries to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4	Plan Not Funded. Awards payable under this Plan shall be payable in shares or from the general assets of the Company, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including Common Shares, except as expressly otherwise provided) of the Company or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Company or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

8.5	Taxes. As a condition of the grant, exercise, vesting, settlement or payment of any award, or upon the disposition of Common Shares acquired pursuant to any award, the Company or one of its Subsidiaries shall have the right at its option to:

(a)	require the participant (or the participant’s permitted transferee, personal representative or beneficiary, as the case may be) to make such arrangements as the Company or one of its Subsidiaries may require for the satisfaction of any applicable tax, including, without limitation, any federal, state, local or foreign tax, withholding, and any other required deductions or payments that may arise in connection with such award, event or payment; or

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(b)	to the extent permitted under applicable laws, permit a participant (or the participant’s permitted transferee, personal representative or beneficiary, as the case may be) to satisfy all or part of his or her tax, withholding, or any other required deductions or payments by deducting from any shares or amount otherwise payable or distributed pursuant to the award (a “cashless exercise”), or by surrendering shares (either directly or by stock attestation) that he or she previously acquired; provided that, unless specifically permitted by the Company or one of its Subsidiaries, any such deduction must be an approved broker-assisted cashless exercise or the shares withheld in the cashless exercise must be limited to avoid financial accounting charges under applicable accounting guidance and/or any such surrendered shares must have been previously held for any minimum duration required to avoid financial accounting charges under applicable accounting guidance, and any payment of taxes by surrendering shares may be subject to restrictions, including, but not limited to, any restrictions required by rules of the Securities and Exchange Commission.

In addition, the Company may, with the Administrator’s approval, accept one or more promissory notes from any Eligible Person in connection with taxes required to be withheld upon the grant, exercise, vesting, settlement or payment of any award under this Plan; provided that any such note shall be subject to terms and conditions established by the Administrator and the requirements of applicable law.

8.6	Effective Date, Termination and Suspension, Amendments.

8.6.1        Effective Date.  The amendment and restatement of this Plan is effective as of April 8, 2026, the date of its approval by the Board (the “Effective Date”).  Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date.  After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2        Board Authorization.  The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part.  No awards may be granted during any period that the Board suspends this Plan.

8.6.3        Shareholder Approval.  To the extent then required by applicable law or any applicable listing agency or required under Sections 422 or 424 of the Code to preserve the intended tax consequences of this Plan, or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to shareholder approval.  Notwithstanding the foregoing, any option “repricing” or similar event shall be subject to prior shareholder approval.

8.6.4        Amendments to Awards.  Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards.  Any amendment or other action that would constitute a repricing of an award is subject to the limitations set forth in Section 3.2(g).

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8.6.5        Limitations on Amendments to Plan and Awards.  No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Company under any award granted under this Plan prior to the effective date of such change.  Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.7	Privileges of Share Ownership. Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of share ownership as to any Common Shares not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a shareholder for which a record date is prior to such date of delivery.

8.8	Governing Law; Construction; Severability.

8.8.1        Choice of Law.  This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the Cayman Islands.

8.8.2        Severability.  If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.8.3        Plan Construction. Rule 16b-3.  It is the intent of the Company that the awards and transactions permitted by awards be interpreted in a manner that, in the case of participants who are or may be subject to Section 16 of the Exchange Act, qualify, to the maximum extent compatible with the express terms of the award, for exemption from matching liability under Rule 16b-3 promulgated under the Exchange Act.  Notwithstanding the foregoing, the Company shall have no liability to any participant for Section 16 consequences of awards or events under awards if an award or event does not so qualify.

8.9	Captions. Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10	Share-Based Awards in Substitution for Stock Options or Awards Granted by Other Company. Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of stock options, SARs, restricted shares or other share-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Company or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Company or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the shares or assets of the granting entity or an affiliated entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect only adjustments giving effect to the assumption or substitution consistent with the conversion applicable to the Common Shares in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Company, as a result of the assumption by the Company of, or in substitution for, outstanding awards previously granted by an acquired company or an affiliate thereof (or previously granted by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Company or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

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8.11	Non-Exclusivity of Plan. Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Common Shares, under any other plan or authority.

8.12	No Corporate Action Restriction. The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Company to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Company or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Company or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference shares ahead of or affecting the capital shares (or the rights thereof) of the Company or any Subsidiary, (d) any dissolution or liquidation of the Company or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Company or any Subsidiary, or (f) any other corporate act or proceeding by the Company or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Company or any employees, officers or agents of the Company or any Subsidiary, as a result of any such action.

8.13	Other Company Benefit and Compensation Programs. Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Company or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements of the Company or its Subsidiaries.

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OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

May 6, 2026	/s/ Kevin Xiaofeng Mao
Kevin Xiaofeng Mao
Executive Chairman of the Board and Chief Executive Officer